Exhibit 99.12

Management’s Discussion and Analysis

For the Period Ended December 31, 2019

This Management Discussion and Analysis (“MD&A”) has been prepared as of March 25, 2020, and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and twelve months ended December 31, 2019 in comparison with the corresponding periods ended December 31, 2018. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited financial statements and the notes thereto for year ended December 31, 2019, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. All references in this document denoted with NG, indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements under the heading “2020 Outlook” including expected gold and copper production in 2020, expectations regarding throughput rates per calendar day at the Mount Milligan mill, plans for maintenance work at our mines which will impact production, expectations for ramping up gold production at the Öksüt Project, production costs and all-in sustaining costs, capital spending and other expenditures expected for 2020, and expectations about the molybdenum business unit in 2020; our estimates for asset retirement obligations; the Company’s expectations regarding having sufficient liquidity for 2020; the Company’s expectations of extending the term of permits received for pumping from a wellfield; expectations regarding having sufficient water in the tailings storage facility for 2020; the Company’s plans and timing for developing and submitting requests to implement a long-term solution to the Mount Milligan water sufficiency issues, including consultations with potentially affected Indigenous groups and regulators; expectations regarding the construction completion of the Öksüt Project and timing of ramp up of operations; the expectations that the Kyrgyz Government will continue to comply with the terms of the Strategic Agreement; the outcome of the litigation involving the Company, the Greenstone Managing Partner, Premier Gold and its nominees to the Greenstone Managing Partner board of directors; the Company’s planned exploration activities; the Company’s cash on hand, working capital, future cash flows and existing credit facilities being sufficient to fund anticipated operating cash

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requirements and statements found under the heading “2020 Outlook”, including forecast 2020 production figures and costs, capital spending (growth and sustaining) and exploration expenditures and taxes; expectations of not needing to slow production at Mount Milligan to conserve water; and the Company will achieve Mount Milligan production and costs estimates as detailed in the updated NI 43-101 technical report for Mount Milligan.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. For a list of known risk factors, please see “Risks That Can Affect our Business”.

Furthermore, market price fluctuations in gold and copper, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors which may change over time always influence the evaluation of reserves or resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of March 25, 2020. Centerra assumes no obligation to update or revise forward looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

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TABLE OF CONTENTS

Overview	4

Consolidated Financial and Operational Highlights	5

Overview of Consolidated Results	6

2020 Outlook	7

Risks That Can Affect Our Business	13

Financial Performance	15

Balance Sheet Review	18

Market Conditions	19

Financial Instruments	22

Operating Mines and Facilities	22

Construction and Development Projects	38

Quarterly Results – Previous Eight Quarters	40

Related party transactions	40

Contingencies	42

Contractual Obligations	47

Accounting Estimates, Policies and Changes	47

Disclosure Controls and Procedures and Internal Control Over Financial Reporting	48

Non-GAAP Measures	48

Qualified Person & QA/QC – Production Information	53

Qualified Person & QA/QC – Mineral Reserves and Mineral Resources	53

Mineral Reserves and Mineral Resources	54

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Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold Mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Öksüt Gold Mine in Turkey, which began production in January 2020. The Company has two properties in Canada in the pre-development stage, the Kemess Underground Gold Property and the Greenstone Gold Project (50% ownership), owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Mexico and Turkey. The Company owns various assets included in its Molybdenum Business Unit consisting of the Langeloth metallurgical processing facility and two mines currently on care and maintenance, Thompson Creek Mine in the United States of America, and the Endako Mine in British Columbia, Canada (75% ownership).

As of December 31, 2019, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Project - Turkey	Development / Commissioning(1)	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Project - Canada	Pre-development	100%
Greenstone Gold Mines LP	Greenstone Gold Property - Canada	Pre-development	50%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%

(1)	Commenced production in January 2020

Centerra’s common shares are listed for trading on the Toronto Stock Exchange under the symbol CG. As of March 25, 2020, there are 293,814,618 common shares issued and outstanding, options to acquire 4,142,782 common shares outstanding under its stock option plan and 1,029,201 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between currencies in which the Company incurs costs and the U.S. dollar also impact reported costs of the Company.

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Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended December 31			Twelve months ended December 31
							% Change
Financial Highlights	2019	2018	% Change	2019	2018	2017	2019 vs 2018
Revenue	$312.5	$391.5	(20%)	$1,375.3	$1,129.3	1,199.0	22%
Production costs	149.4	172.5	(13%)	676.6	578.2	505.3	17%
Standby costs	9.1	—	100%	9.1	10.8	—	(16%)
Depreciation, depletion and amortization	59.3	63.7	(7%)	239.5	196.9	195.0	22%
Earnings from mine operations	94.7	155.3	(39%)	450.1	343.4	498.7	31%
Net (loss) earnings	$(12.2)	$49.0	(125%)	$(93.5)	$107.5	209.5	(187%)
Adjusting items
- ARO revaluation at sites on Care and Maintenance	34.5	41.8	(17%)	34.5	40.4	—	(15%)
- Asset Impairment - Mount Milligan	—	—	0%	230.5	—	—	100%
- Kyrgyz Republic settlement	—	—	0%	10.0	—	60.0	100%
- Gain on sale of ATO	—	—	0%	—	(28.0)	—	(100%)
- Other adjusting items	—	—	0%	—	(1.8)	11.5	(100%)
Adjusted net earnings (3)	$22.3	$90.8	(75%)	$181.5	$118.1	281.0	54%
Cash provided by operations	92.5	151.6	(39%)	334.1	217.5	500.9	54%
Adjusted cash provided by operations(3)	92.5	151.6	(39%)	396.7	221.9	500.9	79%
Free cash flow (deficit) (3)	(0.4)	65.5	(101%)	34.7	(68.4)	222.9	151%
Adjusted free cash flow (deficit)(3)	(0.4)	65.5	(101%)	97.3	(64.0)	222.9	252%
Capital expenditures - sustaining	17.8	23.6	(24%)	79.6	88.5	91.8	(10%)
Capital expenditures - growth and development projects	42.4	34.3	23%	148.9	101.5	32.0	47%
Capital expenditures - stripping	35.1	36.0	(3%)	97.2	138.8	200.2	(30%)
Total assets	$2,701.7	$2,826.7	(4%)	$2,701.7	$2,826.7	2,772.2	(4%)
Long-term debt and lease obligation	88.3	183.5	(52%)	88.3	183.5	211.6	(52%)
Cash, cash equivalents and restricted cash	70.7	179.2	(61%)	70.7	179.2	416.6	(61%)
Per Share Data
(Loss) earnings per common share - $ basic (1)	$(0.04)	$0.17	(124%)	$(0.32)	$0.37	0.72	(186%)
Adjusted net earnings per common share - $ basic (1)(3)	$0.08	$0.31	(74%)	$0.62	$0.40	0.96	55%
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(2)	1,483	1,229	21%	1,393	1,269	1,258	10%
Average realized gold price ($/oz)(3)(4)	1,403	1,158	21%	1,309	1,175	1,171	11%
Average copper spot price ($/lb)(2)	2.68	2.79	(4%)	2.73	2.96	2.61	(8%)
Average realized copper price ($/lb)(3)(4)	2.23	1.76	27%	2.09	2.02	2.11	3%
Operating Highlights
Gold produced (oz’s)	194,507	288,367	(33%)	783,308	729,556	785,316	7%
Gold sold (oz’s)	169,892	269,754	(37%)	780,654	709,330	792,466	10%
Payable Copper Produced (000’s lbs)	18,079	11,796	53%	71,146	47,091	53,596	51%
Copper Sales (000’s payable lbs)	14,301	13,591	5%	67,430	44,370	59,719	52%
Unit Costs
Production costs per ounce of gold sold (4)	$455	$375	21%	$465	$464	360	0%
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(3)(4)	$799	$576	39%	$708	$754	687	(6%)
Gold - All-in sustaining costs on a by-product basis (including taxes) ($/oz sold)(3) (4)	$969	$709	37%	$862	$889	815	(3%)
Gold - All-in sustaining costs on a co-product basis (before taxes) – ($/oz sold)(3)(4)	$829	$573	45%	$737	$750	737	(2%)
Production costs per pound of copper sold (4)	1.50	1.33	13%	1.46	1.26	1.48	16%
Copper - All-in sustaining costs on a co-product basis (before taxes) – ($/pound sold)(3)(4)	$2.28	$1.53	49%	$1.85	$1.77	1.47	5%

(1)	As at December 31, 2019, the Company had 293,690,456 common shares issued and outstanding.
(2)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(3)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(4)	Combines streamed and unstreamed amounts.

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Overview of Consolidated Results

Fourth Quarter 2019 compared to Fourth Quarter 2018

Net loss of $12.2 million and adjusted net earningsNG of $22.3 million in the fourth quarter of 2019, compared to net earnings and adjusted net earningsNG of $49.0 million and $90.8 million, respectively, in the fourth quarter of 2018. The decrease in adjusted net earningsNG in the fourth quarter of 2019 was due to lower gold grades at Kumtor and Mount Milligan and costs related to the significant waste rock movement at Kumtor’s Lysii waste rock dump, partially offset by higher average gold prices in 2019 together with higher copper grades processed at the Mount Milligan Mine.

Significant adjusting items to the net loss in the fourth quarter of 2019 include:

•	$34.5 million asset retirement obligation (“ARO”) expense at the Company’s non-operating sites, due primarily to a change in discount rates.

Significant adjusting items to net earnings in the fourth quarter of 2018 include:

•	$40.4 million ARO expense at the Company’s non-operating sites, due primarily to a change in the underlying closure plan at the Thompson Creek Mine.

Cash provided by operations was $92.5 million in the fourth quarter of 2019, compared to $151.6 million in the same prior year period, due to the decrease in adjusted net earningsNG, increase in inventory and decrease in accounts payable at Mount Milligan, partially offset by an increase in accounts payable at Kumtor. Negative free cash flow NG of $0.4 million in the fourth quarter of 2019 compared to positive free cash flowNG of $65.5 million in the same period of 2018, consistent with the change in adjusted net earningsNG.

Year ended December 31, 2019 compared to 2018

Net loss of $93.5 million and adjusted net earningsNG of $181.5 million in 2019, compared to net earnings and adjusted net earningsNG of $107.5 million and $118.1 million, respectively, in 2018.

The increase in adjusted net earningsNG in the current year was due to increased gold sales at Kumtor and Mount Milligan, increased copper sales at Mount Milligan and higher realized gold prices. At Kumtor, the increase in gold sold was as a result of processing higher grade ore and achieving higher recoveries. At Mount Milligan the increased sales levels reflect additional concentrate shipments during the year due to higher mill availability and throughput, coupled with higher copper grades and higher gold recoveries.

Significant adjusting items to the net loss in 2019 include:

•	$230.5 million impairment charge on the assets at the Mount Milligan Mine,

•	$34.5 million ARO expense at the non-operating sites due to a significant change in the discount rate assumption, and

•	$10.0 million charge relating to the completion of the Strategic Agreement with the Kyrgyz Government.

Significant adjusting items to net earnings in 2018 include:

•	$40.4 million ARO expense at the non-operating sites due to changes in the underlying closure models, partially offset by,

•	$28.0 million gain on the sale of the Company’s royalty portfolio that was acquired as part of the AuRico Metals Inc. acquisition.

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Cash provided by operations was $334.1 million in 2019, which included the Kyrgyz Republic settlement payment of $62.6 million, compared to $217.5 million in the same prior year period. Excluding this payment, adjusted cash provided by operationsNG for 2019 was $396.7 million compared to $221.9 million in 2018 due to higher revenue as a result of increased gold sold at Kumtor, increased copper sold at Mount Milligan and higher realized gold prices. There was also an increase in cash from working capital due to a larger increase in accounts payable balances at Kumtor, Mount Milligan and the corporate office in 2019 compared to 2018, partially offset by a larger increase in the accounts receivable balance at Mount Milligan, due to the timing of shipments in 2019 compared to 2018. The increase in adjusted free cash flow NG of $97.3 million in 2019 compared to negative adjusted free cash flow NG of $64.0 million in 2018 is due to an increase in cash provided by operations and decrease in capitalized stripping at Kumtor, partially offset by an increase in capital expenditures at Öksüt. The negative adjusted free cashflowNG of $64.0 million in 2018 was primarily due to lower sales and earnings at Kumtor and Mount Milligan.

Safety and Environment

On December 1, 2019, a significant waste rock movement occurred at Kumtor’s Lysii waste rock dump resulting in two employee fatalities. After six weeks of continuous search efforts and with the consent of the families and the relevant Kyrgyz state agencies, the search was concluded. Investigations involving the Kyrgyz State Inspectorate for Environmental and Technical Safety as well as internal investigations by Centerra Gold are currently underway. Including these two fatalities, Centerra incurred fourteen reportable injuries in the fourth quarter of 2019, including six lost time injuries, six medical aid injuries and two restricted work injuries.

On February 15, 2020, a Kumtor employee succumbed to a fatal injury while operating an excavator, which tipped and then slipped down into a water-filled basin near the edge of Petrov Lake. An internal investigation has commenced, and management is working closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident.

There were no reportable releases to the environment in the fourth quarter and for the 2019 year.

2020 Outlook

The Company has been monitoring closely developments relating to COVID19 and has taken a number of proactive measures to ensure the safety of its employees and the continuity of its business. To date, the Company has experienced no operating or production disruptions nor any supply chain interruptions or impact.

However, the Company has decided to undertake a significant reduction of manpower and operations at the Öksüt Project on March 31, 2020 for an initial period of two weeks. This decision was taken in response to recent Turkish government initiatives aimed to reducing the spread of COVID-19. The reduction will result in a suspension of open pit mining activities though, limited crews will remain on site to place ore on the heap leach pad, to operate the ADR plant and to perform essential site services. Approximately 150,000 tonnes of crushed material is available at site for stacking (such volume represents approximately 15 days worth of stacking activity). Öksüt has prepared detailed plans in case a further reduction or cessation of operations becomes necessary or desirable. This short-term cessation of mining is not expected to impact 2020 production guidance as estimated at December 31, 2019.

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Kumtor and Mount Milligan operations continue for the time being and, in the case of Kumtor, with the support of the Kyrgyz Republic Government. Each site has implemented a number of proactive measures to prevent the spread of COVID-19 and ensure the safety of its employees, contractors, communities and other stakeholders. Both Kumtor and Mount Milligan have also made detailed plans in case a reduction or cessation in operations becomes necessary or desirable.

Despite its best efforts, the Company notes that COVID-19 has the potential to significantly further disrupt Centerra’s operations. Among other things, COVID19 has the potential to cause significant illness in our workforce, temporarily shut down mining, milling and other operations, disrupt supply chains as well as rail and shipping networks used to deliver our products to customers. While Centerra has taken and will continue to take measures to mitigate such risks, the global effects of COVID19 are rapidly evolving and cannot be predicted.

The guidance in this Outlook section has been largely reproduced from the Company’s news release of February 11, 2020 for ease of reference. However, the Company cautions that due to the rapidly evolving risks relating to COVID-19, the guidance set out below will not reflect the Company’s estimates of its 2020 performance if there are any further significant disruptions to any of its operations. Readers are therefore cautioned to carefully consider the foregoing paragraphs of this Outlook section and the risks identified elsewhere in this document and in Centerra’s most recently filed Annual Information Form.

2020 Gold Production Guidance

Centerra’s 2020 gold production is expected to be between 740,000 to 820,000 ounces.

Kumtor Mine’s gold production forecast is expected to be in the range of 520,000 ounces to 560,000 ounces. A planned shutdown of the processing plant, for the replacement of the SAG Mill girth gear, SAG Mill pinion, and Ball Mill electrical motor, occurred in December 2019 and the processing plant was successfully restarted in early-January. This shutdown is expected to reduce production levels in the first quarter of 2020. For 2020, 100% of the ore feed for the processing plant will come from existing ore stockpiles on surface.

At Mount Milligan, the Company expects to achieve an average daily throughput of approximately 55,000 tonnes per calendar day for the full year. Crusher maintenance was completed during January. Further mill maintenance downtime is scheduled for the first quarter (9-days) and third quarter (8-days) to complete SAG Mill relines and other maintenance work. The Company notes that any delays in the completion of such work, due to COVID19 or otherwise, may result in a potentially prolonged period during which the mill could be shut down. Mount Milligan’s total payable gold production is forecast to be in the range of 140,000 to 160,000 ounces. During the first half of 2020, lower than the expected 2020 average gold and copper grades are planned to be processed resulting in lower first half production. Gold and copper grades and metal production is expected to increase over the second half of 2020. The Company continues to work on several continuous improvement projects including electrification of all pumping equipment, groundwater exploration and remediation of the secondary crushing circuit and is actively reducing costs throughout the operation, including the removal of a layer of management in January 2020.

At Öksüt, first gold pour occurred on January 31 and 2020 gold production is expected to be in the range of 80,000 to 100,000 ounces with gold production expected to ramp up over the course of the year.

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2020 Copper Production Guidance

Centerra expects total payable copper production from the Mount Milligan Mine to be in the range of 80 to 90 million pounds.

Centerra’s 2020 production is currently forecast as follows:

	Units		Kumtor	Mount Milligan(1)	Öksüt	Centerra
Gold
Unstreamed Gold Payable Production	(Koz	)	520-560	91-104	80-100	691-764
Streamed Gold Payable Production(1)	(Koz	)	—	49-56	—	49-56

Total Gold Payable Production(2)	(Koz	)	520-560	140-160	80-100	740-820

Copper
Unstreamed Copper Payable Production	(Mlb	)	—	65-73	—	65-73
Streamed Copper Payable Production(1)	(Mlb	)	—	15-17	—	15-17

Total Copper Payable Production(3)	(Mlb	)	—	80-90	—	80-90

1)

The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan Mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

2)	Gold production assumes recoveries of 82.4% at Kumtor, 64% at Mount Milligan and approximately 60% at Öksüt.
3)	Copper production assumes 81.9% recovery for copper at Mount Milligan.

2020 Sales and All-in Sustaining Unit Costs GuidanceNG

Centerra’s 2020 sales and all-in sustaining costs per ounce sold NG (“AISC”) calculated on a by-product basis, are forecasted as follows:

	Units		Kumtor	Mount Milligan(2)	Öksüt	Centerra (2)(4)
Ounces sold	(Koz	)	520-560	140-160	80-100	740-820
Production costs per ounce of gold sold	($/oz	)	$300-$360	$750-$800	$375-$550	$450-$500
All-in sustaining costs on a by-product basis(1),(2)	($/oz	)	$750-$800	$885-$935	$650-$700	$820-$870
Revenue-based tax and taxes(3)	($/oz	)	$190-$205	$20-$24	$10-$12	$130-$140
All-in sustaining costs on a by-product basis, including taxes (1), (2), (3)	($/oz	)	$940-$1,005	$905-$959	$660-$712	$950-$1,010
Gold - All-in sustaining costs on a co-product basis(1),(2)	($/oz	)	$750-$800	$970-$1,220	$650-$700	$825-$925
Production costs per pound of copper sold	($/lb	)	—	$1.30-$1.40	—	$1.30-$1.40
Copper - All-in sustaining costs on a co-product basis (1),(2)	($/lb	)	—	$1.70-$2.10	—	$1.70-$2.10

1)

All-in sustaining costs per ounce sold, all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs on a by-product basis including taxes per ounce sold and all-in sustaining costs on a co-product basis (gold and copper) on a per unit basis are non-GAAP measures and are discussed under “Non-GAAP Measures”.

2)

Mount Milligan payable production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs plus taxes. Payable production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and payable metal deductions, subject to metal content, levied by smelters.

3)	Includes revenue-based tax at Kumtor, British Columbia mineral tax at Mount Milligan and income tax at Öksüt.
4)	Results in chart may not add due to rounding.

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Production costs per ounce of gold sold are included as a new guidance measure and is considered the nearest GAAP measure to AISC. AISC is defined in the non-GAAP section of this MD&A, and includes production costs, as presented in the financial statements, as well as sustaining capital, capitalized stripping, corporate administration costs and various “other costs”, and a credit for copper sales ranging from $175 to $197 million for 2020. At Mount Milligan, “other costs” include approximately $20 million for treatment and refining charges and $10 million for marketing costs. In 2020, at Kumtor, “other costs” include approximately $10 million as contributions to various development funds in the Kyrgyz Republic.

2020 Capital Spending

Projected capital expenditures include:

	Capitalized	Sustaining	Growth
Projects ($ millions)	Stripping	Capital	Capital	Total
Kumtor Mine(1)	215	49	18	282
Mount Milligan Mine	—	55	—	55
Öksüt Mine(1)	21	—	29	50
Kemess Underground Project	—	—	13	13
Other(2)	—	5	—	5

Consolidated Total	$236	$109	$60	$405

1)	Capitalized stripping includes a cash component of $173 million (Kumtor Mine), and $20 million (Öksüt Mine).
2)	Thompson Creek Mine, Endako Mine (75% ownership), Langeloth facility, and Corporate.

Kumtor Mine

Spending on sustaining capital of $49 million relates primarily to major overhauls, purchase of vehicles and dewatering projects.

Growth capital investment at Kumtor for 2020 is forecast at $18 million which includes capital expenditures for the tailings dam lift required to allow for production from cutback 20 and cost related to the construction of the effluent treatment plant.

Mining activities at Kumtor in 2020 will be focused on stripping cutback 20. The cash component of capitalized stripping costs related to the development is expected to be $173 million of the $215 million total capitalized stripping estimated in 2020.

Mount Milligan Mine

Sustaining capital expenditures are forecast to be $55 million and relate primarily to tailings storage facility costs, major overhauls and water management costs.

Öksüt Mine

Growth capital investment for 2020 is forecast at $29 million as the Company completes the construction of the site.

The cash component of capitalized stripping costs related to the development of the open pit is expected to be $20 million of the $21 million total capitalized stripping estimated in 2020.

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Kemess Underground Project

In 2020, total spending at Kemess is estimated at $35 million, including $22 million for care and maintenance for the year. The Company has authorized $13 million of capitalized pre-construction spending at the Kemess Underground Project, with further spending subject to board approval.

Greenstone Gold Property

The 2020 expenditures relating to the Greenstone Gold Property (50-50 joint venture with Premier Gold) including the Hardrock Project continue to be under review given the ongoing legal dispute between the Company and Premier Gold.

2020 Exploration Expenditures

Planned exploration expenditures for 2020 are expected to be $50 million, including approximately $32 million for brownfields exploration (Kumtor - $20 million, Mount Milligan - $7 million, Öksüt - $3 million and Kemess - $2 million) and the balance for greenfields and generative exploration programs.

2020 Corporate Administration

Corporate and administration expense for 2020 is forecast to be between $32 million and $38 million (including $6 million to $8 million of stock-based compensation expense).

2020 Depreciation, Depletion and Amortization

Consolidated depreciation, depletion and amortization (DD&A) expense included in costs of sales expense for 2020 is forecasted to be in the range of $295 to $345 million, including Kumtor’s DD&A expense of $235 to $255 million, Mount Milligan’s DD&A expense of $40 million to $60 million, and Öksüt’s DD&A expense of $20 to $30 million.

2020 Taxes

Pursuant to the Restated Investment Agreement, Kumtor’s operations are not subject to corporate income taxes. Instead, the Restated Investment Agreement imposes a tax of 13% on gross revenue plus 1% for the Issyk-Kul Oblast Development Fund. The Mount Milligan operations are subject to corporate income tax and British Columbia mineral tax. At Öksüt, income tax is expected to be between $1 to $2 million. Corporate income tax for 2020 is forecast to be nil, while British Columbia mineral tax is forecast to be between $2 and $4 million.

2020 Financing Costs

Financing costs for 2020 are expected to be $5 to $7 million. As at December 31, 2019 the Company’s cash balance was approximately $43 million (excluding $28 million of restricted cash) and the outstanding debt balance was $78 million (Öksüt facility). At the end of 2019, the CAT lease facility of $27 million was repaid and the Öksüt facility with a drawn balance of $78 million was repaid on January 30, 2020 using lower cost funds from the Company’s corporate credit facility. In 2020, the Company expects to utilize the corporate credit facility and then expedite its repayment using available cash flow.

Molybdenum Business Unit

In 2020, the Company expects that the Langeloth metallurgical roasting facility, forming part of the molybdenum business, will not generate sufficient operating margins to cover the costs of its two molybdenum mines on care and maintenance. This assumption is based on a decline in the molybdenum price late in 2019. Care and maintenance expenses related to the Molybdenum unit are currently estimated to be between $12 million and $14 million for 2020.

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Sensitivities

Centerra’s revenues, earnings and cash flows for 2020 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings and cash from operations.

		Impact on ($ millions)						Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Financing Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by-product basis
Gold price	$50/oz	5.1 - 5.6	—	1.5 - 1.6	34.5 - 38.2	27.9 - 31.0	27.9 - 31.0	0.2 - 0.5
Copper price	10%	4.7 - 5.3	—	0.6 - 0.7	17.0 - 19.0	11.7 - 13.0	11.7 - 13.0	21 - 23
Diesel fuel(4)	10%	4.9 - 6.0	—	—	—	4.9 - 6.0	4.9 - 6.0	7 - 8
Kyrgyz som(1)	1 som	1.2 - 1.6	—	—	—	1.2 - 1.6	1.2 - 1.6	1.5 - 2.0
Turkish lira(1)	1 lira	4.5 - 5.0	1.5 - 2.5	—	—	5.5 - 7.5	4.0 - 5.0	8 - 9
Canadian dollar(1)(4)	10 cents	8.5 - 10.0	4.1 - 4.8	—	—	12.6 - 14.8	8.5 - 10.0	13 - 15

(1)

Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.

(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”
(3)	AISC is calculated over the full year ounces sold forecast.
(4)	Includes the effect of hedging programs.

Production, cost and capital forecasts for 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed herein under the headings “Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Our Business” in this document and the Company’s most recently filed Annual Information Form.

Material Assumptions

Material assumptions or factors used to forecast production and costs for 2020 include the following:

•	a gold price of $1,350 per ounce

•	a copper price of $2.60 per pound

•	a molybdenum price of $10.75 per pound

•	exchange rates:

•	$1USD:$1.30 Canadian dollar,

•	$1USD:69.50 Kyrgyz som,

•	$1USD:5.50 Turkish lira,

•	$1USD:0.85 Euro.

•	diesel fuel price assumption:

•	$0.50/litre at Kumtor,

•	$0.81/litre (CAD$1.06/litre) at Mount Milligan.

The assumed diesel price of $0.50/litre at Kumtor assumes that no Russian export duty will be paid on the fuel exports from Russia to the Kyrgyz Republic. Diesel fuel for Kumtor is sourced from separate Russian suppliers. The diesel fuel price assumptions were made when the oil price was approximately $66 per barrel. Crude oil is a component of diesel fuel purchased by the Company, such that changes in the price of Brent crude oil generally impacts diesel fuel prices. The Company established a hedging strategy to manage

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changes in diesel fuel prices on the cost of operations at the Kumtor Mine with the objective to hedge approximately 75% of Kumtor’s 2020 diesel purchases. The oil price has significantly decreased from January 1, 2020. The company is currently re-evaluating its diesel procurement strategy together with its hedging strategy, this may include holding higher levels of diesel at the Kumtor mine and the hedging strategy extending beyond the current 12-month period.

Other material assumptions used in forecasting production and costs for 2020 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost and capital forecasts for 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Our Business” in this document and in the Company’s most recent Annual Information Form.

Risks That Can Affect Our Business

Overview

The Company is subject to risks that can have a material effect on the profitability, future cash flow, stated mineral reserves and financial condition of the Company. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has adopted an enterprise risk management program which applies to all of our operations and corporate offices. This broad, systematic approach is used to identify, assess, report and manage the significant risks that the Company faces in our business and operations. The Company uses a common risk matrix throughout the organization and considers any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk.

Board and Committee Oversight

The Company has a Risk Committee of the Board of Directors which has oversight responsibilities in relation to the policies, processes and systems for the identification, assessment and management of the Company’s principal strategic, financial, and operational risks. To ensure cross-communication of risks amongst Board committees, the members of the Risk Committee are comprised of at least one member from each of the other standing committees of the Board. Each of the other Board committees are responsible for overseeing risks related to their area of expertise and reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

The Company’s executive team meets regularly with our Vice President, Risk Management and Insurance to review the risks applicable to the organization in general, and to specific sites, and to discuss mitigation actions. The Company’s Vice President, Risk Management and Insurance in turn has regular calls and meetings with counterparts at the operations and sites to raise and discuss risks facing the operations and mitigation actions.

Principal risks

The following section describes the risks that are most material to our business. This is not, however, a complete list of the potential risks we face; there may be others we are not aware of, or risks we feel are not material today that could become material in the future. For a more comprehensive discussion about our risks, see our most recently filed Annual Information Form.

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Strategic, legal, planning and other risks

These include political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey and Canada; resource nationalism; reliance on cash flow from its subsidiaries; the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment; impact of community activism on laws and regulations; increases in contributory demands, or business interruption; delays or refusals to grant required permits and licenses; status of our relationships with local communities; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to disagreements with partners; risks related to mineral reserves and resources being imprecise; our production and cost estimates may be inaccurate; reputational risks, particularly in light of the increase in social media; ability to identify new opportunities and to grow the business; large fluctuations in the Company’s trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism; and competition amongst mining companies for acquisition or development opportunities.

Financial Risks

The Company is subjected to risks related to its financial position and liquidity, including sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at Mount Milligan; reliance on a few key customers for the gold-copper concentrate at Mount Milligan; use of commodity derivatives; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of our environmental, social and corporate governance (“ESG”) practices and reporting on our ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where we operate.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Risks include but are not limited to the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological problems, including earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; delays in the receipt of, or failure to receive, necessary government permits; delays in transportation, including disruption in rail and shipping networks caused by

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COVID19; interruption of energy supply; labour disturbances; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations; tailings management facilities; exposure of workforce to widespread pandemic (including COVID19); cyanide use; regulations regarding greenhouse gas emissions and climate change; development and construction costs being over budget; predicting decommissioning and reclamation costs; attracting and retaining qualified personnel; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties, and the potential that COVID19 could disrupt such supply chains; reliance on a limited number of suppliers for certain consumables, equipment and components; and security of critical operating systems.

Financial Performance

Fourth Quarter 2019 compared to Fourth Quarter 2018

Revenue:

Revenue decreased to $312.5 million in the fourth quarter of 2019 from $391.5 million in the comparative prior year period, as a result of 37% fewer gold ounces sold compared to 2018, partially offset by 21% higher average realized gold price and 5% more copper pounds sold.

Production:

Gold production in the fourth quarter of 2019 was 194,507 ounces compared to 288,367 ounces for the same prior year period. Gold production at Kumtor was 148,523 ounces in the fourth quarter of 2019, 35% less than the same period of 2018. The decrease in ounces produced at Kumtor was a result of processing lower grade ore, lower recoveries and a comprehensive mill shutdown in December to replace equipment. During the fourth quarter for 2019, Mount Milligan produced 45,984 ounces of gold, a 24% decrease from the same prior year period due to lower gold grades processed. Copper production at Mount Milligan during the fourth quarter of 2019 was 18.1 million pounds, 6.3 million pounds more than the comparative prior year period, reflecting higher grades, partially offset by lower recoveries.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold increased in the fourth quarter of 2019 to $455 compared to $375 in the same period of 2018, mainly due to lower sales volumes at both operating mines.

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All-in Sustaining CostsNG:

Centerra’s all-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, increased to $799 per ounce in the fourth quarter of 2019, up from $576 per ounce in the same prior year period due primarily to fewer ounces sold, partially offset by higher copper credits and lower production costs.

Exploration:

Exploration expenditures in the fourth quarter of 2019 were $9.1 million compared to $6.5 million in the comparative prior year period. The increase was due to an additional $1.0 million spent on drilling at each of the Kumtor and Mount Milligan mines.

Financing costs:

Financing costs in the fourth quarter of 2019 were $4.3 million compared to $4.9 million in the comparative prior year period, reflecting the Company’s repayment of the principal outstanding on its Corporate Facility.

Corporate administration:

Corporate administration costs were $9.2 million in the fourth quarter of 2019, an increase of $2.7 million compared to the same period of 2018, mainly due to an increase in employee and other costs.

Year ended December 31, 2019 compared to 2018

Revenue:

Revenue increased to $1,375.3 million in 2019 from $1,129.3 million in the comparative year, as a result of 10% more gold ounces sold, 11% higher average realized gold price, 52% more copper pounds sold and 2% higher molybdenum sales as compared to 2018.

Production:

Gold production for 2019 was 783,308 ounces compared to 729,556 ounces in 2018. Gold production at Kumtor was 600,201 ounces in 2019, 65,638 ounces (12%) more than the comparative year. The increase in ounces produced at Kumtor was a result of milling higher-grade ore (3.7g/t compared to 3.3g/t) and higher recoveries (83.5% compared to 79.3%). During 2019, although Mount Milligan recorded 21% higher throughput, it produced 183,107 ounces of gold, 6% lower than in 2018, as a result of lower grades (0.5g/t compared to 0.7g/t). Mount Milligan produced 71.1 million pounds of copper, 51% more than in 2018, reflecting higher throughput and grades (0.26% compared to 0.20%).

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Production costs per ounce of gold sold:

Production costs per ounce of gold sold increased in 2019 to $465 from $464 in 2018 due to higher mining and milling costs per ounce at Mount Milligan, partially offset by higher sales volumes at Kumtor.

All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, decreased to $708 per ounce in 2019 from $754 per ounce in the comparative year mainly as a result of significantly more ounces sold and lower capitalized stripping costs at Kumtor, resulting in a 14% decrease in Kumtor’s all-in sustaining costNG. This was partially offset by an 8% increase in all-in sustaining costsNG at Mount Milligan attributable to higher production costs, partially offset by higher copper credits.

Exploration:

Exploration expenditures in 2019 were $28.0 million, a 34% increase compared to the $20.9 million in 2018, reflecting the increased exploration spending at Kumtor, Mount Milligan and Kemess in 2019.

Financing costs:

Financing costs in 2019 were $16.3 million compared to $30.7 million in the comparative year, reflecting the Company’s repayment of its Corporate Facility, which resulted in lower interest expense, and lower financing costs and fees.

Corporate administration:

Corporate administration costs increased to $45.3 million in 2019 compared to $29.6 million in the prior year, mainly due to an increase in share-based compensation of $15.3 million, driven by an increase in the Company’s share price, partially offset by administration costs in 2018 associated with the Company’s acquisition of AuRico Metals Inc (“AuRico”).

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Balance Sheet Review

	Year ended December 31,
$ millions	2019	2018	Change
Consolidated:
Cash and cash equivalents	42.7	151.7	(72%)
Inventories	774.1	577.4	34%
Current assets	115.9	85.3	36%
Property, plant and equipment	1,669.5	1,905.5	(12%)
Non-current assets	99.5	106.7	(7%)

Total Assets	2,701.7	2,826.7	(4%)

Current debt	—	5.0	(100%)
Current liabilities	244.8	229.8	7%
Non-current Debt	70.0	179.3	(61%)
Provision for reclamation	265.0	212.2	25%
Non-current liabilities	56.0	52.4	7%

Total Liabilities	635.9	678.7	(6%)

Total Equity	2,065.8	2,148.0	(4%)

Total Liabilities and Equity	2,701.7	2,826.7	(4%)

Cash and cash equivalents

Cash and cash equivalents decreased by $109.0 million from December 31, 2018 to the end of 2019 as the Company paid down its current and non-current debt by $111 million.

Inventory

Total inventory at December 31, 2019 was $774.1 million compared to $577.4 million at the end of 2018. Inventory on hand included product inventory of $564.7 million and supplies inventory of $209.3 million, compared to $389.3 million and $188.2 million, respectively, at the end of 2018. The increase in product inventory was primarily attributable to an increase at Kumtor of $161.6 million in product inventory due to the additional ounces mined and stockpiled in 2019 from cut-back 19.

As at December 31, 2019, the inventory balance consisted of 1 million contained gold ounces on surface at Kumtor, of which roughly 73% is expected to be processed in 2020, and 85,246 contained gold ounces and 19.2 million contained pounds of copper in stockpiles at Mount Milligan.

Property, Plant and Equipment

The book value of property, plant and equipment as at December 31, 2019 was $1.7 billion, which compares to $1.9 billion at the end of 2018. The decrease in 2019 of 12% was mainly due to the impairment charge on the Mount Milligan assets recorded in the third quarter of 2019. Capital expenditures in the fourth quarter of 2019 were $95.4 million compared to $60.8 million in the same prior year period, primarily due to increased spending to construct the Öksüt Project and increased capitalized stripping at Kumtor.

Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the estimated costs to reclaim the mine sites and facilities and the estimated timing of the costs to be incurred in future periods.

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The Company has estimated the net present value of the total asset retirement obligations to be $265.2 million as at December 31, 2019, compared to $212.2 million at the end of 2018, primarily due to a reduction in the discount rates used to calculate the present value of the reclamation costs. The Company does not anticipate any significant costs to be incurred on reclamation until 2027 at the Kumtor Mine, under the assumption that there is no extension of the Kumtor mine life.

In 1998, a reclamation trust fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Gold Mine. On December 31, 2019, this fund had a balance of $41.0 million.

Debt

As at December 31, 2019, the Company’s $500 million secured revolving credit facility was undrawn (December 31, 2018 – outstanding balance was $111 million).

As at December 31, 2019, the Öksüt Project financing facility had a drawn balance of $77.5 million.

Subsequent to year end, the Company repaid and cancelled its Öksüt Project financing facility, which resulted in the release of $25 million in restricted cash.

In December 2019, the remaining balance of $27.2 million promissory note payable to Caterpillar Financial Services Limited was fully repaid.

Liquidity

The Company believes its cash on hand, cash flow from the Company’s Kumtor, Mount Milligan and Öksüt operations and available capacity in its existing corporate credit facility will be sufficient to satisfy working capital needs, fund its anticipated construction and development activities and meet other liquidity requirements through to the end of 2020.

Cash provided by operating activities

Cash provided by operations increased by 54% in 2019 as a result of higher earnings at Kumtor and Mount Milligan.

Cash used in investing activities

Cash used in investing activities decreased by 12% in 2019 when compared to 2018 due primarily to the acquisition of AuRico in 2018, partially offset by the sale of the Company’s royalty portfolio and disposal of the Mongolian business unit, also in 2018.

Cash used in financing activities

Cash used in financing activities increased by 3% in 2019 when compared to 2018. The increase was mainly on account of higher lease payments, partially offset by lower payments for interest and borrowing costs.

Market Conditions

Gold Price

During the fourth quarter of 2019, the spot gold price fluctuated between a low of $1,454 per ounce and a high of $1,517 per ounce. The average spot gold price for the fourth quarter was $1,483 per ounce, an increase of 21% from the comparative prior year period ($1,229 per ounce). The average gold spot price for 2019 was $1,393 per ounce, an increase of 10% over the average in 2018 ($1,269 per ounce).

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Copper Price

The average spot copper price in the fourth quarter of 2019 was $2.68 per pound, a 4% decrease compared to the comparative prior year period ($2.79 per pound). The average copper spot price for 2019 was $2.73 per pound, a decrease of 8% over the average in 2018 ($2.96 per pound).

Molybdenum Price

The average molybdenum price in the fourth quarter of 2019 was $9.65 per pound, a decrease of 20% from the comparative prior year period ($12.05 per pound). The average molybdenum spot price for 2019 was $11.35 per pound, a decrease of 5% over the average in 2018 ($11.94 per pound).

Foreign Exchange

The Company receives its revenues through the sale of gold, copper and molybdenum in U.S. dollars. The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States.

During 2019, the Company incurred combined expenditures (including capital and leases) of approximately $1,266 million. Approximately $644 million of this (51%) was in currencies other than the U.S. dollar. The percentage of Centerra’s non-U.S. Dollar costs by currency was as follows:

The net impact of the currency movements in the year ended December 31, 2019, after factoring in the balances in non-USD currencies held at the beginning of the year, was to increase annual costs by $9.0 million (decrease of $14.5 million in the year ended December 31, 2018).

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USD to CAD

During the fourth quarter of 2019, the spot price of the U.S dollar to Canadian dollar fluctuated between a low of 1.30 and a high of 1.33. The average U.S. dollar to Canadian dollar exchange rate for the fourth quarter of 2019 was 1.32, consistent with the average of the third quarter of 2019 and the fourth quarter of 2018. The Canadian dollar strengthened by 4% from its value as at December 31, 2018 (1.36). As at December 31, 2019, we maintained currency hedges (zero cost collars) on approximately 62% of our Canadian dollar exposure over the next twelve months.

USD to Kyrgyz Som

During the fourth quarter of 2019, the spot price of the U.S. dollar to Kyrgyz som exchange rate fluctuated from 69.6 to 69.9. The average U.S. dollar to Kyrgyz som for the fourth quarter of 2019 was 69.8, consistent with the third quarter of 2019 and minimal movement when compared to the fourth quarter of 2018 (69.6). The Kyrgyz som was relatively consistent to the U.S. dollar as compared to its value at December 31, 2018.

USD to Turkish Lira

The average U.S. dollar to Turkish lira exchange rate for the fourth quarter of 2019 was 5.8, and ranged from 5.7 to 6.0 during the quarter. The Turkish lira weakened by 2% when compared to the third quarter of 2019 (5.7) and 5% when compared to the average of the fourth quarter of 2018 (5.5). The Turkish lira weakened by 9% from its value as at December 31, 2018 (5.3).

Diesel Fuel Prices

After lower prices for a majority of the year when compared to 2018, international benchmarks of crude oil prices, Intercontinental Exchange Brent (“Brent”) and West Texas Intermediate (“WTI”) increased by 13% and 9%, respectively, in the last quarter of 2019.

According to the U.S. Energy Information Administration, the Brent crude oil price averaged $64/bbl. in 2019, $7/bbl. lower than the 2018 average of $71/bbl. As at December 31, 2019 the closing Brent price was $68/bbl., $17/bbl. higher than the price at December 31, 2018 of $51/bbl. WTI crude oil prices averaged $57/bbl. in 2019, $8/bbl. lower than the 2018 average of $65/bbl. As at December 31, 2019 the closing WTI price was $61/bbl., $16/bbl. higher than the price at December 31, 2018 of $45/bbl.

Fuel costs represent a significant cost component for Centerra’s mining operations. Prices for Kumtor diesel fuel in 2019 generally reflected the price movements of Brent crude oil. The purchase price for diesel fuel for Kumtor in 2019 remained unchanged when compared to 2018, averaging $0.52 per litre for the year. Kumtor sources its fuel from Russia either directly or through Kyrgyz distributors. Kumtor’s diesel prices

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include additional costs such as seasonal premiums for winterizing the diesel fuel and transportation costs from the Russian refineries. Centerra’s diesel hedging program resulted in a $0.7 million realized gain to offset purchasing costs in 2019, compared to $2.2 million realized gain in the same comparative period.

The Company continues to utilize its rolling diesel hedging program in order to manage its exposure to fluctuations in diesel fuel prices. See “Financial Instruments”.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at December 31, 2019 are summarized as follows:

						As at December 31, 2019
Program	Instrument	Unit	Average strike price		Type	Total position (4)	Fair value gain (loss)($) (‘000’s)
Fuel Hedges	Brent Crude Oil zero-cost collars(1)	Barrels	$58/$67		Fixed	137,108	(14)
Gold/Copper Hedges (Royal Gold deliverables):
Gold Derivative Contracts	Forward contracts(2)	Ounces	N/A	(3)	Float	22,500	384
Copper Derivative Contracts	Forward contracts(2)	Pounds	N/A	(3)	Float	4.2 million	253
FX Hedges
USD/CAD Derivative Contracts	Zero-cost collars	CAD	1.30/1.34		Fixed	197.6 million	946

(1)

Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and it is financially settled.

(2)	Under the Royal Gold forward contracts, the Company must sell specified quantities of gold or copper, at a future market price on a specified date.
(3)	Royal Gold hedging program with a market price determined on closing of the contract.
(4)	Hedge positions as at end of December 2019 are due to settle by end of 2020.

Centerra does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 12.6 million ounces of gold to December 31, 2019.

Recent Developments

In August 2019, all conditions precedent in relation to the comprehensive settlement agreement (“Strategic Agreement”) entered into with the Government of the Kyrgyz Republic (“the Kyrgyz Government”) on September 11, 2017 were satisfied or waived and the Strategic Agreement closed on August 26, 2019. See “Contingencies”.

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On December 1, 2019, Kumtor experienced a significant waste rock movement at the Lysii waste rock dump, resulting in two employee fatalities. The Company initiated an emergency evacuation of all mine personnel from the area and an immediate cessation of mining operations. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. In late January 2020, after significant analysis of its procedures, including safety procedures, and consultation and approval of the relevant the Kyrgyz Republic state agencies, the Company recommenced mining operations after receiving approvals for its revised 2020 mining plans. During the cessation period, in accordance with IFRS, certain per unit fixed costs were not allocated to inventory as they were in excess of historical unit production costs, and instead recognized as standby costs.

On February 15, 2020, a Kumtor employee succumbed to a fatal injury while operating an excavator, which tipped and then slipped down into a water-filled basin near the edge of Petrov Lake, which is situated five kilometers northeast of the Kumtor mill site. An internal investigation has commenced and management is working closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident.

Kumtor Operating Results

($ millions, except as noted)	Three months ended December 31,			Twelve months ended December 31,
	2019	2018	% Change	2019	2018	% Change
Financial Highlights:
Revenue	200.5	246.9	(19%)	827.5	660.1	25%
Production costs	49.6	61.8	(20%)	228.6	209.1	9%
Standby costs	9.1	—	100%	9.1	—	100%
Depreciation, depletion and amortization	46.6	51.3	(9%)	181.3	154.6	17%
Earnings from mine operations	95.2	133.8	(29%)	408.5	296.4	38%
Cash provided by mine operations	149.1	149.6	(0%)	376.3	291.0	29%
Cash provided by mine operations before changes in working capital(1)	107.1	144.1	(26%)	385.1	345.0	12%
Operating Highlights:
Tonnes mined (000’s)	28,565	47,965	(40%)	156,439	180,331	(13%)
Tonnes ore mined (000’s)	1,716	2,235	(23%)	10,970	7,356	49%
Average mining grade (g/t)	5.50	3.94	40%	2.91	3.26	(11%)
Tonnes milled (000’s)	1,322	1,445	(9%)	5,968	6,325	(6%)
Average mill head grade (g/t)	3.79	5.49	(31%)	3.69	3.29	12%
Mill Recovery (%)	85.3%	87.5%	(2%)	83.5%	79.3%	5%
Mining costs - total ($/t mined material)	1.50	1.12	34%	1.26	1.17	8%
Milling costs ($/t milled material)	13.48	12.70	6%	12.00	10.65	13%
Gold produced (ounces)	148,523	228,096	(35%)	600,201	534,563	12%
Gold sold (ounces)	136,568	203,388	(33%)	600,231	530,448	13%
Average realized gold price ($/oz sold)(1)	$1,468	$1,214	21%	$1,379	$1,244	11%
Capital Expenditures - sustaining	7.8	11.8	(34%)	38.6	43.7	(12%)
Capital Expenditures - growth	2.9	2.9	1%	16.0	16.7	(4%)
Capital Expenditures - stripping - cash	28.2	26.3	7%	76.5	103.9	(26%)
Capital Expenditures - stripping - non-cash	6.9	9.7	(29%)	20.7	34.9	(41%)
Capital expenditures - total	45.8	50.7	(10%)	151.8	199.2	(24%)
Unit Costs:
Production costs per ounce of gold sold	$363	$303	20%	$381	$394	(3%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)	$657	$508	29%	$598	$694	(14%)
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)	$864	$679	27%	$792	$869	(9%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”

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Fourth Quarter 2019 compared to Fourth Quarter 2018

Financial:

For the three months ended December 31, 2019, Kumtor recorded lower revenue and earnings from mine operations of 19% and 29%, respectively, compared to the same prior year period. The decrease was mainly due to fewer ounces sold as a result of lower mill feed grade and lower tonnes milled, as well as higher non-operating and administrative expenses due to the significant rock movement at Kumtor’s Lysii waste rock dump, partially offset by 21% higher average gold prices in the fourth quarter of 2019 compared to the same prior year period.

Cash provided by mine operations in the fourth quarter of 2019 was $149.1 million, $0.5 million less than the same prior year period due to fewer ounces sold, partially offset by an increase in accounts payable in 2019 when compared to 2018.

Production:

During the fourth quarter of 2019, Kumtor continued mining cut-back 19 and cut-back 20.

Total waste and ore mined in the fourth quarter of 2019 was 28.6 million tonnes compared to 48.0 million tonnes in the comparative prior year period, representing a decrease of 40%, mainly due to the suspension of mining operations in December 2019.

Kumtor produced 148,523 ounces of gold in the fourth quarter of 2019 compared to 228,096 ounces of gold in the same prior year period. The decrease in the current quarter was primarily due to processing ore with lower grades and recoveries from cut-back 19, compared to higher grade ore from cut-back 18 in the fourth quarter of 2018. During the fourth quarter of 2019, Kumtor’s average mill head grade was 3.8 g/t with a recovery of 85.3% compared to 5.5 g/t and a recovery of 87.5% in 2018.

Mining costs including capitalized stripping

Mining costs, including capitalized stripping, were $42.8 million in the fourth quarter of 2019, an $11.1 million decrease from the comparative prior year period. Lower mining costs, including lower diesel costs and blasting supplies in the fourth quarter of 2019, resulted from the suspension of mining operations in December 2019.

Milling costs:

Milling costs were $17.8 million in the fourth quarter of 2019 compared to $18.4 million in the prior year period, due primarily to the decreased costs of consumables, including liners and grinding media. This was offset by higher costs on mill process equipment due to performing a comprehensive mill shutdown for planned replacement of a girth gear, SAG mill pinion and ball mill electrical motor in December 2019, not performed in the fourth quarter of 2018.

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Site Support Costs:

Site support costs in the fourth quarter of 2019 were $13.7 million compared to $13.9 million in 2018, due primarily to lower cost of camp supplies.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold were $363 for the fourth quarter of 2019, compared to $303 in the fourth quarter of 2018. The increase was primarily due to fewer ounces sold.

All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $657 per ounce in the fourth quarter of 2019 compared to $508 per ounce in the prior year period. The increase was due primarily to fewer ounces sold, partially offset by lower mining costs due to the suspension of operations and lower spending on sustaining capital.

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $864 per ounce in the fourth quarter of 2019 compared to $679 per ounce in the prior year period.

Year ended December 31, 2019 compared to 2018

Financial:

Kumtor recognized 25% higher revenues and 38% higher earnings from mine operations during 2019 when compared to the prior year as a result of more ounces sold, higher realized gold prices and lower unit costs from the processing of ore with higher grades and recoveries.

Cash provided by mine operations was $85.3 million higher in 2019 when compared to 2018 due to higher realized gold prices, higher ounces sold and higher accounts payable.

Production:

During 2019, Kumtor focused on developing cut-back 19 and stripping and unloading of ice from cut-back 20.

Total waste and ore mined in 2019 was 156.4 million tonnes compared to 180.3 million tonnes in the comparative prior year, due primarily to weather delays affecting the truck and shovel availability and the suspension of mining operations in December 2019.

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Kumtor produced 600,201 ounces of gold in 2019 compared to 534,563 ounces of gold in 2018. The increase was due primarily to processing ore with higher grade and recovery from cut-back 18 and cut-back 19. During 2019, Kumtor’s mill head grade was 3.7 g/t with a recovery of 83.5% compared with 3.3 g/t grade and a recovery of 79.3% for 2018.

Mining Costs, including capitalized stripping:

Mining costs, including capitalized stripping, were $197.6 million in 2019 compared to $211.1 million in 2018. Mining costs decreased due to fewer tonnes mined as a result of the suspension of mining in December 2019 and poor weather conditions during the summer, resulting in a decrease in diesel costs, partially offset by higher costs for spare parts.

Milling Costs:

Milling costs were $71.6 million in 2019 compared to $67.3 million in the comparative prior year, which increased due to higher carbon fine processing, costs related to the comprehensive maintenance shutdown for the planned replacement of equipment (not performed in 2018) and higher grinding media and cyanide costs due to the processing of a harder ore type.

Site Support Costs:

Site support costs in 2019 totaled $49.0 million compared to $51.7 million in the comparative prior year, the decrease was due primarily to fewer contractors on site and lower camp supply costs.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold were $381 for 2019, consistent with $394 in 2018, due to ounces sold and cost of sales increasing by similar percentages.

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All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $598 per ounce in 2019 compared to $694 per ounce in 2018. The decrease was mainly due to more ounces of gold sold and lower capitalized stripping as a result of the suspension of mining operations and earlier cessation of stripping activity in 2019 (cut-back 19) than in 2018 (cut-back 18).

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $792 per ounce in 2019 compared to $869 per ounce in 2018.

Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”).

Water Update

The Company received amendments to its environmental assessment certificate to permit access to additional sources of surface water and groundwater until November 30, 2021.

During the fourth quarter of 2019, Mount Milligan continued to access surface water from Philip Lake 1 and Rainbow Creek until October when surface water flows diminished to levels below the levels allowed under the permits.

During the summer, surface water flows were augmented by higher than normal rainfall in the second half of the year. In addition, Mount Milligan has developed a wellfield in the Lower Rainbow Valley that began pumping in late December. The permit for this wellfield allows pumping over the next four years and the Company expects to extend the length of the permits provided there is appropriate monitoring of the impact on the aquifer and local surface water courses. The Company does not expect a curtailment in production in 2020 as there is expected to be sufficient water in the tailing storage facility to run at full capacity throughout the year.

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The Company continues to work with relevant stakeholders to evaluate water sources that have been identified in a multiple accounts analysis to supply Mount Milligan’s mill for the life-of-mine while meeting environmental and other parameters. The application for a long-term water solution will be the subject of ongoing discussions with regulators, potentially affected Indigenous groups, local communities and other interested parties. The Company expects that an updated long-term water source solution for the entire life-of-mine should be finalized prior to the expiry of its current water access permits, although there can be no assurance that it will have adequate sources of water over the long term. See “Caution Regarding Forward-Looking Information”.

Impairment

As part of the Company’s annual budget and life of mine process, the Company identified in the third quarter of 2019 that recent cost escalation relating to short and long-term water sourcing requirements, higher maintenance costs, higher than expected labour requirements, and lower mill throughput estimates, among other things, will continue in the short to medium term. This combined with lower than expected long term gold recoveries and the expectation that Mount Milligan’s mineral reserves and resources would be materially reduced resulted in a trigger for an impairment test on Mount Milligan’s long-lived assets.

The impairment test was performed effective September 1, 2019, and used the Fair Value Less Costs of Disposal (“FVLCD”) methodology. Specifically, the net asset value (“NAV”) of the Mount Milligan cash generating unit (“CGU”) was determined based on a discounted cash flow analysis of an indicative life-of-mine model (“Indicative model”) developed solely for impairment testing purposes and was management’s best estimate of the economics associated with the remainder of the life of the mine at that point in time. The Indicative model was not a NI 43-101 technical report and it did not include the associated detailed engineering; rather, it was management’s best estimate when the impairment trigger was identified. The Indicative model included the estimated higher cost profile referred to above, updated grade-recovery curves for both gold and copper, an estimate of contained gold and copper metal to be mined and processed over the life of the mine, the cash flows expected to be generated over the life of the mine, and various other business and economic assumptions. The higher cost profile referred to above, was incorporated in the discounted cash flow analysis used in the impairment test.

In determining fair value, management believed that an industry participant would consider the value of resources not included in the Indicative model. As such, the Company also included the fair value of the estimated recoverable amount of known resources beyond the Indicative model by considering the estimated cash flows per ounce generated in the Indicative model.

Some gold companies trade at a market capitalization greater than the net present value (“NPV”) of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the Indicative model or reserve and resource estimates, and the benefit of gold price optionality. As a result, the Company applied a specific NAV multiple based on the multiples observed in the market in recent periods that management judged to be appropriate.

The test concluded that the recoverable amount of the Mount Milligan CGU using the Indicative model and higher cost profile was lower than its carrying value as at September 1, 2019. As a result, the Company recorded an impairment charge of $230.5 million in the Statement of Earnings, including the write-down of goodwill of $16.1 million and long-lived assets of $214.4 million.

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Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. This resulted in a material reduction in reserves and resources compared to the reserves and resources statement as at December 31, 2018. The assumptions used in the development of this NI 43-101 technical report and revised reserve included a gold price of $1,250 per ounce, a copper price of $3.00 per pound and a CAD foreign exchange rate of 1.3. The decrease in Mount Milligan’s reserves was considered to be a triggering event for impairment testing as at December 31, 2019, however no further impairment charge or reversal of impairment was identified as a result of the test. The assumptions used in our impairment test at both December 31, and September 1, 2019 are included in the table below. The updated NI 43-101 technical report on the Mount Milligan Mine was published by the Company on March 26, 2020, see “Mineral Reserves and Mineral Resources”.

Assumptions and Judgments

Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels, metallurgical recoveries and operating, capital and closure costs in the life of mine plans; continued license to operate; future metal prices; foreign exchange rates; discount rates; net asset value multiples and the value of mineral reserves and resources outside the Indicative model and NI 43-101. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions.

The key assumptions used in the impairment test for Mount Milligan are summarized in the table below:

	September 1, 2019	December 31, 2019
Gold price per oz - short-term	$1,350	$1,400
Gold price per oz - long-term	$1,300	$1,350
Copper price per lb - short-term	$2.60-$2.80	$2.60-$2.80
Copper price per lb - long-term	$3.00	$3.00
Foreign exchange rate (Canadian dollar to US dollar)	$1.30	$1.30
Discount rate	8%	6%

NAV multiple	1.00-1.25	1.00-1.25

Gold prices

Management estimated gold prices through an analysis of gold forward prices and by considering the average of the most recent market commodity price forecasts consensus from a number of recognized financial analysts. Recent changes in the gold market has resulted in a revision to our gold price assumption from September 1, 2019 to December 31, 2019.

Beyond Life of Mine

For the impairment test as at December 31, 2019, where the life of mine plans exclude a material portion of total resources, the Company assigns a fair value per ounce to the resources not considered in these plans.

Production

As at September 1, 2019, the Company determined its indicative production profile and total life of mine production based on an updated pit shell estimate developed in the third quarter. As at December 31, 2019, the production profile was based on the updated NI 43-101 technical report on the Mount Milligan Mine.

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Discount rate

A real after-tax discount rate was based on the Company’s estimated weighted-average cost of capital adjusted for the risks associated with Mount Milligan’s cash flow. Some risks associated with the Mount Milligan Mine reflected in the discount rate employed in our analysis at September 1, 2019, have since been reduced, including throughput and production risks related to water availability. As a result, we have reduced our discount rate from 8% as at September 1, 2019 to 6% as at December 31, 2019.

Mount Milligan Operating Results

($ millions, except as noted)	Three months ended December 31,			Twelve months ended December 31,
	2019	2018	% Change	2019	2018	% Change
Financial Highlights:
Gold sales	37.9	65.2	(42%)	194.2	173.5	12%
Copper sales	31.9	23.9	34%	140.8	89.5	57%
Total Revenues	69.8	89.1	(22%)	335.0	263.0	27%
Production costs	49.1	57.0	(14%)	232.7	176.5	32%
Standby costs	—	—	0%	—	10.8	(100%)
Depreciation, depletion and amortization	11.0	11.3	(3%)	53.3	37.2	43%
Earnings from mine operations	9.7	20.8	(53%)	49.0	38.5	27%
Cash (used in) provided by mine operations	(18.8)	39.3	(148%)	62.2	37.4	66%
Cash provided by mine operations before changes in working capital(1)	16.2	28.5	(43%)	85.7	63.1	36%
Operating Highlights:
Tonnes mined (000’s)	9,577	8,431	14%	39,466	33,225	19%
Tonnes ore mined (000’s)	3,812	3,678	4%	15,736	13,461	17%
Tonnes milled (000’s)	3,919	3,753	4%	16,350	13,556	21%
Mill Head Grade Copper (%)	0.28%	0.18%	50%	0.26%	0.20%	25%
Mill Head Grade Gold (g/t)	0.56	0.76	(27%)	0.53	0.71	(25%)
Copper Recovery (%)	80.3%	82.0%	(2%)	81.3%	81.4%	(0%)
Gold Recovery (%)	67.1%	67.0%	0%	67.4%	64.5%	4%
Mining costs - total ($/t mined material)	$2.43	$2.22	10%	$2.19	$2.22	(1%)
Milling costs - total ($/t milled material)	$7.43	$5.81	28%	$7.10	$6.26	13%
Concentrate Produced (dmt)	41,688	26,861	55%	159,517	105,998	50%
Payable Gold Produced (oz) (3)	45,984	60,271	(24%)	183,107	194,993	(6%)
Payable Copper Produced (000’s lbs) (3)	18,079	11,796	53%	71,146	47,091	51%
Gold Sales (payable oz)(3)	33,324	66,366	(50%)	180,423	178,882	1%
Copper Sales (000’s payable lbs)(3)	14,301	13,591	5%	67,430	44,370	52%
Average Realized Price - Gold - combined ($/oz )(1)(2) (3)	$1,137	$987	15%	$1,077	$971	11%
Average Realized Price - Copper - combined ($/lb) (1)(2) (3)	$2.23	$1.76	27%	$2.09	$2.02	3%
Capital Expenditures - sustaining (1)	8.9	10.1	(12%)	35.6	42.2	(16%)
Unit Costs:
Production costs per ounce of gold sold	831	585	42%	746	672	11%
Gold - All in Sustaining costs on a by-product basis ($/oz sold) (1)	1,114	689	62%	828	764	8%
Gold - All in Sustaining costs on a by-product basis - including taxes ($/oz sold) (1)	1,129	707	60%	848	779	9%
Gold - All in Sustaining costs on a co-product basis ($/oz sold) (1)	1,269	676	88%	950	751	26%
Production costs per pound of copper sold	1.50	1.33	13%	1.46	1.26	16%
Copper - All in Sustaining costs on a co-product basis ($/lb sold) (1)	2.28	1.53	49%	1.85	1.77	5%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”
(2)

The average realized price of gold is a combination of market price paid by third parties and $435 per ounce paid by Royal Gold, while the average realized price of copper is a combination of market price paid by third parties and 15% of the spot price per metric tonne of copper delivered paid by Royal Gold, in each case under the Mount Milligan Streaming Arrangement.

(3)

Mount Milligan payable production and sales are presented on a 100% basis (the Mount Milligan Streaming Agreement entitles it to 35% and 18.75% of gold and copper sales, respectively). Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. Payable production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and payable metal deductions, subject to metal content, levied by smelters. The current payable percentage applied is approximately 95% for copper and 97.5% for gold, which may be revised on a prospective basis after a sufficient history of payable amounts is determined.

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Fourth Quarter 2019 compared to Fourth Quarter 2018

Financial:

Earnings from mine operations was $9.7 million in the fourth quarter of 2019 compared to earnings from mine operations of $20.8 million in the prior year period. The decrease was due to lower revenues as a result of fewer gold ounces sold, partially offset by higher gold prices. In the fourth quarter of 2019, only 72% and 79%, respectively, of the gold and copper produced was sold. This compares to 2018, when gold and copper sales exceeded production for the quarter.

Cash provided by mine operations was $58.1 million lower in the fourth quarter of 2019 when compared to 2018 due to the decrease in revenue, greater mining and milling costs, a decrease in accounts payable and an increase in the inventory balance as compared to 2018.

Production:

During the fourth quarter of 2019, mining activities were in phases 3, 4 and 8 of the open pit, with the majority of ore coming from phase 3 and the bulk of the waste coming from phases 4 and 8. Overburden and topsoil stripping continued in phase 8 through the fourth quarter of 2019. Total waste and ore mined in the fourth quarter of 2019 was 9.6 million tonnes and total material moved was 10.8 million tonnes. In the comparative quarter of 2018, total waste and ore mined was 8.4 million tonnes and total material moved was 9.2 million tonnes. Mine production averaged 117,903 tonnes per day compared to 98,893 tonnes per day in the comparative quarter of 2018. The increase was primarily due to higher haul truck loading rates and improvements in haul fleet productivity.

Total mill throughput was 3.9 million tonnes in the fourth quarter of 2019 compared to 3.8 million tonnes in the same quarter of 2018. In the fourth quarter of 2019, mill throughput averaged 42,599 tonnes per calendar day (51,624 tonnes per operating day), compared to 40,790 tonnes per calendar day (44,098 tonnes per operating day) in the same prior year period. The increased throughput was due to increased mill and water availability.

Gold production in the fourth quarter of 2019 was 45,984 ounces compared to 60,271 ounces in the comparative prior year period due to lower gold grades. Total copper production was 18.1 million pounds in the fourth quarter of 2019 compared to 11.8 million pounds in the comparative prior year period, due to higher throughput and higher copper grades.

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Mining costs:

Mining costs totaled $19.6 million in the fourth quarter of 2019, which was $4.4 million higher than the comparative prior year period. The increase was due to higher spend on auxiliary equipment repair, labour cost inflation, implementation of a new statutory employee health tax, more tonnes blasted and more material moved.

Milling costs:

Milling costs totaled $29.1 million in the fourth quarter of 2019 compared to $21.8 million in the prior year period. The increase in milling costs was due to repairs to the crusher equipment, grinding equipment relining, labour cost inflation, the employee health tax, higher water sourcing costs and higher mill throughput.

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Site support costs:

Site support costs in the fourth quarter of 2019 totaled $12.6 million versus $12.1 million in the comparative prior year period, primarily due to greater labour costs and the new statutory employee health tax.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold in the fourth quarter of 2019 were $831 compared to $585 in the same quarter of 2018 due to lower sales volume which resulted in higher unit costs.

Production costs per pound of copper sold:

Production costs per pound of copper sold in the fourth quarter of 2019 were $1.50 compared to $1.33 in the same quarter of 2018 as a result of a 26% decline in the price of copper relative to gold, which attributed more production costs to copper, partially offset by higher sales volume.

All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce sold NG, which excludes taxes, were $1,114 per ounce for the fourth quarter of 2019 compared to $689 per ounce in the fourth quarter of 2018 due to fewer gold ounces sold and purchase of previously leased equipment, partially offset by higher copper credits.

Including income taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $1,129 per ounce in the fourth quarter of 2019 compared to $707 per ounce in the same period of 2018.

Year-end December 31, 2019 compared to 2018

Financial:

Mount Milligan recognized $72.0 million in higher revenues and $10.5 million in higher earnings from mine operations in 2019 when compared to 2018 as a result of higher gold and copper sales and higher gold prices.

Cash provided by mine operations increased by $24.8 million in 2019 compared to the prior year due to higher revenue as a result of increased copper sold, higher realized prices, an increase in accounts payable, partially offset by an increase accounts receivable due to the timing of shipments.

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Production:

During 2019, ore mined came primarily from phase 3, while phase 4 of the main MBX pit and phase 8 of the Southern Star Pit provided most of the waste material. In phase 8, development focused on overburden and topsoil stripping in order to provide access to ore and waste rock areas for mining. Total waste and ore mined in 2019 was 39.5 million tonnes and total tonnes moved was 43.2 million. In 2018, total waste and ore mined was 33.2 million tonnes and total tonnes moved was 35.8 million tonnes. Mine production averaged 118,104 tonnes per day moved for 2019 while 98,071 tonnes per day was moved in 2018. The increase in tonnes mined and moved in 2019 was primarily due to the higher mill throughput with the increased availability of water and higher mining fleet productivity.

Total mill throughput was 16.4 million tonnes in 2019 compared to 13.6 million tonnes in the prior year. In 2019, mill throughput averaged 44,795 tonnes per calendar day (50,934 tonnes per operating day), compared to 37,140 tonnes per calendar day (46,849 tonnes per operating day) in 2018 due to the increased water availability.

In 2019, total payable gold and copper production was 183,107 ounces and 71.1 million pounds, respectively, compared to 194,993 ounces of gold and 47.1 million pounds of copper in 2018.

Mining costs:

Mining costs were $68.8 million in 2019, $11.7 million higher than the prior year. The increase mainly reflects higher spending on auxiliary equipment repair, implementation of a new statutory employee health tax, higher fuel consumption as a result of higher tonnes moved and higher in-pit drilling cost associated with improvements to the long-term mine planning process.

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Milling costs:

Milling costs totaled $116.1 million in 2019 compared to $95.7 million in the prior year which included standby costs of $10.8 million. The increase in production costs were mainly due to higher water sourcing costs associated with increased mill throughput, labour cost inflation and a new employee health tax.

Site support costs:

Site support costs (including royalties) in 2019 totaled $47.1 million versus $44.1 million in the comparative prior year. The increase reflects higher royalty costs due to higher sales, and other costs including labour cost inflation, partially offset by a reduction in support costs, as costs for transportation services were capitalized and depreciated in the current period.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold in 2019 were $746 compared to $672 in 2018, primarily due to higher mining and milling costs as a result of the additional costs of sourcing water and higher labour costs.

Production costs per pound of copper sold:

Production costs per pound of copper sold in 2019 were $1.46 compared to $1.26 in 2018, due to a decline in the price of copper relative to gold, which attributed more production costs to copper, partially offset by higher volumes sold.

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All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce sold NG, which excludes income taxes, were $828 per ounce for 2019 compared to $764 per ounce in the comparative year. The unit cost increase was due primarily to higher production costs, partially offset by higher copper credits.

Including income taxes, all-in sustaining costs after tax on a by-product basis per ounce sold NG were $848 per ounce for 2019 compared to $779 per ounce in 2018.

Molybdenum Business

The molybdenum business includes two North American primary molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine (“TC Mine”) (mine and mill) in Idaho and the 75%-owned Endako Mine (mine, mill and roaster) in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the “Langeloth Facility”) in Pennsylvania. TC Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to process high copper content molybdenum concentrate purchased from third parties, which is then transported from TC Mine to the Langeloth Facility for further processing.

The molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder and briquettes and ferromolybdenum products. Additionally, molybdenum concentrates are purchased to convert to upgraded products which are then sold in the metallurgical and chemical markets.

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Molybdenum Operating Results

($ millions, except as noted)	Three months ended December 31,			Twelve months ended December 31,
	2019	2018	% Change	2019	2018	% Change
Financial Highlights:
Molybdenum (Mo) Sales ($ millions)	40.7	52.8	(23%)	204.7	197.1	4%
Tolling, Calcining and Other	1.5	2.7	(44%)	8.1	9.2	(12%)

Total Revenues and Other Income	42.2	55.5	(24%)	212.8	206.3	3%

Production costs	50.8	53.7	(6%)	215.2	192.7	12%
Depreciation, depletion and amortization	1.7	1.1	52%	5.0	5.1	(3%)
Reclamation expense	34.5	41.8	(17%)	34.5	40.4	(15%)
Care and Maintenance costs - Molybdenum mines	3.3	4.4	(26%)	13.5	14.6	(8%)
Loss from operations	(48.7)	(46.0)	6%	(58.1)	(48.8)	19%
Adjusted loss from operations	(14.2)	(4.2)	238%	(23.6)	(8.4)	182%
Total capital expenditure	1.1	1.5	(26%)	5.4	2.3	139%
Cash (used in) provided by operations	(12.9)	(10.6)	22%	(20.2)	(24.9)	(19%)
Cash (used in) provided by operations, before changes in working capital	(12.1)	(2.8)	332%	(13.9)	(1.0)	1290%
Average Mo spot price ($/lb)	9.7	12.1	(20%)	11.4	11.9	(5%)
Production Highlights (000’s lbs):
Mo purchased	4,723	4,809	(2%)	17,779	16,735	6%
Mo roasted	3,235	4,612	(30%)	17,384	16,883	3%
Mo sold	3,578	4,251	(16%)	16,035	15,726	2%
Toll roasted and upgraded Mo	773	1,569	(51%)	5,059	5,586	(9%)

Fourth Quarter 2019 compared to Fourth Quarter 2018

In the fourth quarter of 2019, 3.2 million pounds of molybdenum were roasted which represented a 30% decrease over the same period in 2018. This decrease was the result of the scheduled maintenance plant outages at Langeloth in September and October. A total of 0.7 million pounds of molybdenum were roasted under tolling arrangements during the quarter, which was 51% less than the same period in 2018, also mainly due to the scheduled maintenance.

Molybdenum unit sales in the fourth quarter of 2019 decreased by 16% as compared to the same period of 2018, resulting from weakening demand from metallurgical grade molybdenum products.

The Molybdenum business recorded a loss from operations in the fourth quarter of 2019 of $48.7 million compared to $46.0 million in the same period of 2018. The loss in 2019 included $31.4 million related to an increase in the asset retirement obligation at the Company’s TC Mine due to a decrease in interest rates which reduced the assumed discount rate. In 2018, TC Mine was required to include water treatment in its asset retirement obligation resulting in a charge of $48.2 million. Excluding the increases in the asset retirement obligation recognized in both 2019 and 2018, the increased operating loss in 2019 principally resulted from reduced sales volume and lower realized prices. The Platts molybdenum oxide price, the Company’s reference price for pricing, declined to an average of $9.61 per pound in the fourth quarter of 2019 from $12.06 in 2018, due to a significant weakening in steel demand globally in the fourth quarter, impacting demand for molybdenum.

Year ended December 31, 2019 compared to 2018

In 2019, a total of 17.4 million pounds of molybdenum were roasted, which represented a 3% increase over 2018. A total of 5.1 million pounds of molybdenum were roasted under tolling arrangements in 2019 which was 9% lower than 2018.

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Molybdenum unit sales in 2019 increased by 2% as compared to the prior year. This increase was the result of an increase in sales to chemical grade customers.

The Molybdenum business recorded a loss from operations for 2019 of $58.1 million compared to a loss of $48.8 million for 2018. The greater loss in 2019 was principally due to inventory write-downs as a result of declining molybdenum pricing which was affected by a significant weakening in steel demand globally and market concerns that the industry was oversupplied.

In 2019, the molybdenum business consumed $13.9 million of cash from the operations before changes in working capitalNG, including $13.5 million in care and maintenance spending at the two molybdenum mines. In 2018, $1 million was consumed, net of $14.6 million in care and maintenance at the two mines. Total capital spending in 2019 was $5.4 million ($2.3 million in 2018), which included $3.9 million for the work completed during the plant outage in September and October and for the replacement of the molten sulfur tank.

As previously reported, the unionized staff at the Langeloth facility went on strike on September 9, 2019 following expiration of the site’s collective bargaining agreement earlier in 2019. The strike continued throughout the remainder of 2019 with no significant disruption to operations or customer sales. In early January 2020 the Company hired permanent replacement workers and operations are continuing without any significant change in its operations.

Construction and Development Projects

Öksüt Project

The Öksüt Project is the Company’s gold deposit situated in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi (population 64,000) located approximately 10 kilometres north of the Project. Öksüt Madencilik Sanayi ve Ticaret Anonim Sirketi (OMAS), a wholly-owned subsidiary of the Company, owns the rights to mine and explore the Öksüt Project.

Construction Highlights – 2019 Year:

As at December 31, 2019 the Öksüt Project construction was 89% complete, which was sufficient to allow operational start-up of all required facilities.

The Company achieved first gold pour from the Öksüt Project on January 31, 2020 and the remaining construction is expected to be completed by mid-2020.

During the fourth quarter and year ended December 31, 2019, the Company spent $28.8 million and $86.5 million, respectively, on construction and development activities at the Öksüt Project.

Operating highlights – 2019 Year:

Mining activities commenced at the Keltepe and Güneytepe pits on August 16 and September 3, 2019, respectively, after the topsoil stripping activities were completed. Total waste and ore mined from both pits was 3.8 million tonnes. A total of 22,641 contained gold ounces were mined and stockpiled on surface from the Keltepe and Güneytepe pits in 2019.

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Mining costs, including capitalized stripping, were $9.3 million in 2019, of which contractor costs represented $8.6 million. Mining activities are performed by a third-party contractor, under the supervision of Öksüt’s technical team.

Kemess Underground Project:

The Kemess Project is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan Mine. The Kemess Project site (or “Kemess”) includes infrastructure from the past producing Kemess South Mine. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work and initial surface construction and development activities for the proposed Kemess Underground Project.

In the fourth quarter of 2019, the Company spent $5.2 million on care and maintenance and $0.3 million on pre-development activities. Capital expenditures were $7.1 million which includes costs for construction of a water treatment plant and water distribution system. Comparatively, the Company spent $5.2 million on care and maintenance activities in the fourth quarter of 2018. Capital expenditures in the fourth quarter of 2018 were $13.8 million which included access corridor construction, trenching, earth works, water treatment plant, water discharge system and mobile equipment.

In 2019, the Company spent $14.9 million on care and maintenance and $0.8 million on pre-development activities. Capital expenditures were $32.7 million which includes costs for the water treatment plant, camp refurbishment and mobile equipment purchases. Comparatively, the Company spent $14.5 million and $2.6 million on care and maintenance and pre-development activities, respectively, in 2018. Capital expenditures for the 2018 period were $30.9 million.

Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay, Ontario. Centerra owns a 50% partnership interest in the Greenstone Partnership, which owns the Greenstone Gold development property, including the Hardrock deposit.

During the fourth quarter and year ended December 31, 2019, the Company spent $8.8 million and $30.7 million, respectively, (2018: $3.9 million and $18.9 million, respectively), funding the following activities by the managing partner of the Greenstone Partnership (“Greenstone Managing Partner”): advancing detailed engineering, permitting, environmental fieldwork and monitoring, completing Indigenous community agreements and providing project readiness support, drilling and completing a project update. As at December 31, 2019, Centerra’s funding towards its C$185 million commitment in the Greenstone Partnership was C$138.8 million (USD106 million).

The Company has commenced a legal proceeding against the Greenstone Managing Partner, its partner (a wholly owned subsidiary of Premier Gold Mines Limited (“Premier”)) and individuals nominated by Premier to the board of the Greenstone Managing Partner, in connection with certain disputes relating to the Greenstone Gold property. In turn, Premier and its board nominees filed a counterclaim against the Company and its board nominees to the Greenstone Managing Partner. See “Contingencies”.

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Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of increasing gold sales amidst a period of rising gold prices. Production costs have also benefited from stabilizing diesel fuel costs and a depreciating Canadian dollar over the last eight quarters. Gold sold on a quarterly basis declined from the first quarter of 2018 to the second quarter in 2018, steadily increasing from the third quarter of 2018 through to the third quarter of 2019, followed by a decrease in the fourth quarter of 2019. An after-tax gain of $21.3 million on the sale of the Company’s royalty portfolio was recorded in the second quarter of 2018. The Company recognized an increase in ARO expenses of $41.8 million in the fourth quarter of 2018 mainly to record an increase in water treatment costs at the TC Mine. The third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan Mine and the $10 million Kyrgyz Republic settlement expense. While the fourth quarter of 2019 includes a reclamation expense of $31.4 million as a result of a change in the interest rate used to discount the reclamation costs at TC Mine. The quarterly financial results for the last eight quarters are shown below:

$ million, except per share data Quarterly data unaudited	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	313	388	341	334	392	259	243	235
Net earnings (loss)	(12)	(165)	33	50	49	6	44	9
Basic earnings (loss) per share	(0.04)	(0.56)	0.11	0.17	0.17	0.02	0.15	0.03
Diluted earnings (loss) per share	(0.04)	(0.56)	0.11	0.17	0.17	0.01	0.15	0.03

Related party transactions

Kyrgyzaltyn

The sole customer of gold doré from the Kumtor Mine, Kyrgyzaltyn JSC (“Kyrgyzaltyn”), is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”), dated June 6, 2009 between KGC, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor Mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

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The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by KGC to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2019	2018
Sales:
Gross gold and silver sales to Kyrgyzaltyn (a)	$836,689	$669,677
Deduct: refinery and financing charges	(5,141)	(4,809)

Net sales revenue received from Kyrgyzaltyn	$831,548	$664,868

Expenses:
Contracting services provided by Kyrgyzaltyn (b)	$1,146	$1,352
Management fees payable to Kyrgyzaltyn	600	530

Expenses paid to Kyrgyzaltyn	$1,746	$1,882

(a)	As at December 31, 2019, there is $0.1 million (December 31, 2018 - $0.2 million) of amounts receivable from Kyrgyzaltyn from gold sales.
(b)	As at December 31, 2019, there is $1.6 million (December 31, 2018 - $1.2 million) payable to Kyrgyzaltyn.

Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer, Vice President and General Counsel and Vice President Business Development & Exploration.

During the years ended December 31, 2019 and 2018, remuneration to directors and key management personnel were as follows:

Compensation of directors

	2019	2018
Fees earned and other compensation	$1,259	$1,246
Share-based compensation	2,465	945

Total expense	$3,724	$2,191

Compensation of key management personnel

	2019	2018
Salaries and benefits	$4,311	$4,191
Share-based compensation	7,756	1,278

Total expense	$12,067	$5,469

Subsequent to December 31, 2019, the position of Vice President and Chief Human Resources Officer was added to the list of executive officers.

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Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its Annual Information Form for the year ended December 31, 2019 and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Strategic Agreement and related claims and proceedings

Strategic Agreement Completed

Centerra and its Kyrgyz subsidiaries entered into the Strategic Agreement on Environmental Protection and Investment Promotion dated September 11, 2017 with the Government of the Kyrgyz Republic. This agreement was entered into in order to resolve existing arbitral and environmental claims, disputes, proceedings and court orders involving the Kumtor Mine. In the third quarter of 2019, after satisfaction or waiver of all conditions precedent, the Strategic Agreement was completed on August 26, 2019. As a result, all obligations under the Strategic Agreement, including the settlement and releases of liability as well as the obligations of KGC to make contributions to various environmental and social funds of the Kyrgyz Republic Government set out below, became effective.

The Strategic Agreement includes, among other things:

1)

Full and final reciprocal releases and resolution of all existing arbitral and environmental claims, disputes, proceedings and court orders, and releases of the Company and its Kyrgyz subsidiaries from future claims covering the same subject matter as the existing environmental claims arising from approved mine activities;

2)	an acknowledgement that there will be no restrictions on the ability of KGC to distribute funds to Centerra in the future;

3)

no admission on the part of Centerra or its Kyrgyz subsidiaries of: (i) any environmental wrongdoing, (ii) any non-compliance with Kyrgyz law or the Kumtor Project Agreements (as defined below) or (iii) any pre-existing obligation to make additional environmental or Reclamation Trust Fund payments or environmental remediation efforts;

4)	the existing 2009 agreements governing the Kumtor Mine (the “Kumtor Project Agreements”) shall remain in full force and effect, including the tax and fiscal regime thereunder;

5)	no changes to current or planned operations at the Kumtor Mine are required; and

6)	KGC agreed to the following additional contributions relating to the Kumtor Mine:

a.

make a one-time lump sum payment totaling $57 million to a new, government-administered Nature Development Fund ($50 million) following closing (paid on August 28, 2019) and to a new, government administered Cancer Care Support Fund ($7 million) (was paid in 2017);

b.	within 12 months of closing make a further one-time payment of $3 million to the new, government administered Cancer Care Support Fund;

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c.	make annual payments of $2.7 million to the Nature Development Fund, conditional on the Government continuing to comply with its obligations under the Strategic Agreement, and;

d.

accelerate its annual payments to Kumtor’s Reclamation Trust Fund in the amount of $6 million a year until the total amount contributed by KGC reaches the total estimated reclamation cost for the Kumtor Project (representing the independent assessment of Kumtor’s current reclamation costs) subject to a minimum total reclamation cost of $69 million (which is broadly in line with KGC’s current estimated reclamation cost for the Kumtor Project).

In connection with the completion of the Strategic Agreement and at the request of the Kyrgyz Government, KGC committed to make certain additional financial contributions to strengthen its social license to operate in Kyrgyz Republic. In particular, KGC committed to:

•	$5 million lump sum contribution to a new Kyrgyz Republic Social Partnership for Regional Development Fund (the “Regional Fund”) (this contribution was made on August 28, 2019);

•	$5 million lump sum contribution to the Regional Fund within 12 months of the Second Completion Date;

•	monthly contributions to the Regional Fund equivalent to 0.4% of KGC’s revenues from the Kumtor Project earned after the Second Completion Date;

•	an annual contribution of $1 million to the Kyrgyz Republic Nature Development Fund; and

•	exploration expenditures of at least $16 million at the Kumtor Project over a two-year period; (this was satisfied as of December 31 2019).

These additional contributions are also conditional upon the Kyrgyz Government continuing to comply with the conditions precedent under the Strategic Agreement.

In March 2020, in view of the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company further determined that additional contributions to the Regional Fund are appropriate. Accordingly, it has made a further $9 million contribution to the Regional Fund and plans to make further contributions of $22 million over the next 30 months.

Claims and proceedings related to Strategic Agreement

In connection with the completion of the Strategic Agreement, the Kyrgyz Republic State Inspectorate for Environment and Technical Safety (“SIETS”) has withdrawn each of their outstanding claims against Kumtor and the Kyrgyz Republic Government has released Centerra and its Kyrgyz subsidiaries from any liability arising out of or in connection with the claims or similar claims. As previously disclosed, beginning in 2013, SIETS had made a series of claims against Kumtor in relation to which the Kyrgyz Republic Inter-District Court had awarded significant damages.

Also, in connection with the completion of the Strategic Agreement, Centerra and Kumtor have withdrawn the international arbitration proceeding commenced against the Kyrgyz Republic and Kyrgyzaltyn JSC.

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Kyrgyz Republic General Prosecutor’s Office Proceedings

The Company was subject to a number of other criminal proceedings commenced by the Kyrgyz Republic General Prosecutor’s Office (“GPO”) and other Kyrgyz Republic state agencies, each of which was resolved in connection with the completion of the Strategic Agreement, except as described below.

Criminal Investigation into Environmental Matters

In connection with the completion of the Strategic Agreement, the Kyrgyz Government confirmed the termination of a criminal investigation which concerns the same subject matter as the SIETS claims described above.

Land Use Claim

On November 11, 2013, KOC received a claim from the Kyrgyz Republic GPO requesting the Inter-District Court of the Issyk-Kul Province (i) invalidate KOC’s land use certificate; and (ii) seize certain lands within Kumtor Mine’s concession area. KOC disputed the purported invalidation. On August 28, 2017, the Bishkek Inter-District Court terminated such proceeding. The Company received new land use certificates on January 24, 2019.

Kyrgyz State Tax Orders

In August 2018, KGC commenced a claim in the Kyrgyz courts (refiled on September 26, 2018) seeking to invalidate orders of the Kyrgyz Republic State Tax Service which reassessed taxes (including sanctions and penalties) owing from KGC for the period from 2016 to 2017 in the amount of 1,377,709,739.44 Kyrgyz Soms (approximately $19.7 million), primarily in relation to the alleged failure to pay taxes on high altitude premiums paid to employees at the Kumtor Mine. Kyrgyz court decisions invalidating the orders came into effect on January 10, 2019 after the customary appeal period expired.

2013 KGC Dividend Civil and Criminal Investigation

On June 3, 2016, the Inter-District Court renewed a claim previously commenced by the GPO seeking to unwind the $200 million dividend paid by KGC to Centerra in December 2013 (the “2013 Dividend”). On September 14, 2017, the Bishkek Inter-District Court determined to leave the claim without review and, accordingly, the claim has been terminated.

On March 20, 2018, and as contemplated by the Kumtor Strategic Agreement, we received notification that the GPO terminated a criminal investigation into executives of the Company and KGC relating to the 2013 Dividend.

Criminal Proceedings Against Unnamed KGC Managers

On May 30, 2016, a criminal case was opened by the GPO against unnamed KGC managers alleging that such managers engaged in transactions that deprived KGC of its assets or otherwise abused their authority, causing damage to the Kyrgyz Republic. Specifically, the case appears to be focused on the reasonableness of certain of KGC’s commercial transactions and in particular, the purchase of goods and supplies in the normal course of its business operations and the expenses relating to the relocation of the Kumtor Mine’s camp in 2014 and 2015. On March 20, 2018, Centerra received notification that the GPO had terminated its criminal investigation against these unnamed KGC managers.

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KGC Employee Movement Restrictions

In connection with certain of the foregoing criminal investigations, restrictions were imposed on certain KGC managers and employees, which prohibited them from leaving the Kyrgyz Republic. All such movement restrictions have now been lifted.

GPO Review of Kumtor Project Agreements

In connection with the completion of the Strategic Agreement, the Kyrgyz Republic Government has confirmed that this investigation has been closed with respect to Centerra and its Kyrgyz subsidiaries.

On June 14, 2016, according to reports in the Kyrgyz Republic, the Kyrgyz Republic President instructed the GPO to investigate the legality of the agreements relating to the Kumtor Mine which were entered into in 2003, 2004 and 2009. The 2009 Restated Investment Agreement and restated agreements entered into in 2019 (the “Kumtor Project Agreements”) governing the Kumtor Project which was entered into in 2009 superseded entirely the 2003 and 2004 agreements. The 2009 Restated Investment Agreement was negotiated with the Kyrgyz Government, Kyrgyzaltyn and their international advisers, and approved by all relevant Kyrgyz Republic state authorities, including the Kyrgyz Republic Parliament and any disputes under the 2009 Restated Investment Agreement are subject to resolution by international arbitration.

General

While the completion of the Strategic Agreement has resolved the outstanding issues relating to the Kumtor Mine, the ongoing contributions under the Strategic Agreement are conditional upon the Kyrgyz Government and/or Parliament not taking actions that are inconsistent with the Government’s obligations under the Strategic Agreement or Kumtor Project Agreements. Any such action could lead to new or renewed disputes with the Kyrgyz Government and could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Kumtor Mine

Lysii Waste Dump Accident

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump earlier that morning, which resulted in the fatality of two Kumtor employees. Open pit mining operations were halted and a search and rescue operation was commenced immediately to recover the Company’s employees. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. Kumtor’s annual mine plans have been re-evaluated and after significant consultation with Kyrgyz Republic state authorities, Kumtor re-commenced mining operations. Milling activities at Kumtor continued with the mill continuing to process stockpiled ore.

The Company and Kyrgyz state authorities are carrying out separate investigations into the incident.

Petrov Lake Accident

On February 18, 2020, the Company announced that a fatal accident occurred at Kumtor when an excavator tipped and then slid into a water filled basin while operating near Petrov Lake. The Company has begun an internal investigation and will continue to work closely with Kyrgyz regulators and the commission formed to investigate the causes of the accident.

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Canada

Mount Milligan Mine

The Company has received a notice of civil claims from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Greenstone Gold Property

On December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc., filed with the Ontario Superior Court of Justice a statement of claim against the Greenstone Managing Partner, Premier and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. Among other things, the claim relates to whether a report prepared by G-Mining on behalf of the Greenstone Managing Partner constitutes a Feasibility Study under the amended and restated partnership agreement dated March 9, 2015 (the “Partnership Agreement”), whether such report satisfies the definition of “Feasibility Criteria” under the Partnership Agreement, and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained to review it. Statements of defense and counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays, taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general corporate income tax and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future disbursements considered probable. As at December 31, 2019, the Company did not have any material provision for claims or taxation assessments.

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Contractual Obligations

The following table summarizes Centerra’s contractual obligations as of December 31, 2019, including payments due over the next five years and thereafter:

$ millions	Total	Due in Less than One Year	Due in 1 to 3 Years	Due in 4 to 5 Years	Due After 5 Years
Kumtor
Reclamation trust fund (1)	$28.1	$6.0	$18.0	$4.1	$—
Capital equiptment (2)	0.4	0.4	—	—	—
Operational supplies	24.9	24.9	—	—	—

Mount Milligan
Operational supplies	1.7	1.7	—	—	—
Leases	26.4	7.3	16.9	2.2	—

Öksüt
Project development	12.1	12.1	—	—	—
Loan repayment (principal only)(3)	77.5	—	—	77.5	—
Leases	0.7	0.5	0.2	—	—

Kemess Project
Project development	1.4	1.4	—	—	—

Greenstone Project
Project development	0.1	0.1	—	—	—

Corporate and other
Leases	4.6	0.6	2.1	1.9	—

Total contractual obligations (2)	$178.0	$55.1	$37.3	$85.7	$—

(1)

Centerra’s future estimated decommissioning and reclamation costs for the Kumtor Mine are present-valued at $54.7 million to be incurred beyond 2026. The settlement agreement with the Kyrgyz Republic Government requires this restricted cash to be funded at a rate of $6 million per year until the Reclamation Trust Fund reaches the total estimated reclamation cost for the Kumtor Project (no less than $69 million). The estimated future cost of closure, reclamation and decommissioning of the project are used as the basis for calculating the amount remaining to be deposited in the Reclamation Trust Fund ($28.1million). On December 31, 2019 the balance in the Reclamation Trust Fund was $40.9 million (2018 - $30.8 million), with the remaining $28.1 million to be funded over the life of the mine.

(2)	Excludes trade payables and accrued liabilities.
(3)	Subsequent to year end, the Company repaid and cancelled the Öksüt project financing facility.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in note 3 of the consolidated financial statements, the reported amounts of assets and liabilities and disclosure of commitments and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

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The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are outlined in detail in note 4 of the December 31, 2019 financial statements.

Changes in accounting policies

On January 1, 2019, the Company adopted IFRS 16, Leases, that revises the definition of leases and requires companies to bring most leases on-balance sheet. IFRS 16 was adopted using the modified retrospective approach which resulted with the recording of additional lease liabilities of $26.0 million and the recording of a corresponding right-of-use asset as part of property, plant and equipment. IFRIC 23, Uncertainty over Income Tax Treatments, was also adopted on January 1, 2019 with minimal impact.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout 2019.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs per ounce sold on a by-product basis including taxes, and all-in sustaining costs per ounce sold on a co-product basis. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow and adjusted free cash flow. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

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Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•

All-in sustaining costs on a by-product basis per ounce sold include production costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. Copper and silver credits represent the expected revenue from the sale of these metals.

•	All-in sustaining costs on a by-product basis per ounce sold including taxes, include revenue-based tax at Kumtor and taxes (mining and income) at Mount Milligan.

•

All-in sustaining costs on a co-product basis per ounce of gold sold or per pound of copper sold, production costs are allocated between copper and gold based on production. To calculate the allocation of production costs, copper production has been converted to ounces of gold equivalent using the copper production for the periods presented, as well as an average of the futures prices during the quotational pricing period for copper and gold sold from Mount Milligan. For 2019, 512 pounds of copper were equivalent to one ounce of gold.

•

Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.

•

Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.

•

Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold.

•

Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold.

•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.

•	Adjusted free cash flow is calculated as free cash flow adjusted for items not associated with ongoing operations.

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All-in Sustaining Costs on a by-product basis (including and excluding taxes) per ounce of gold are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,						Twelve months ended December 31,
(Unaudited - $ millions, unless otherwise specified)	Consolidated (1)		Kumtor(1)		Mount Milligan(1)		Consolidated (1)		Kumtor(1)		Mount Milligan(1)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Production costs excluding molybdenum segment, as reported	98.7	118.8	49.6	61.8	49.1	57.0	461.3	385.6	228.6	209.1	232.7	176.5
Adjust for:
Selling and marketing	2.3	1.9	—	—	2.3	1.9	8.0	5.0	—	—	8.0	5.0
Refining fees	1.5	2.0	1.3	1.7	0.2	0.3	6.0	5.7	5.1	4.8	0.9	0.9
By-product credits—copper	(31.9)	(23.9)	—	—	(31.9)	(23.9)	(140.8)	(89.5)	—	—	(140.8)	(89.5)
Community costs related to current operations	2.4	1.4	2.4	1.4	—	—	8.7	5.3	8.7	5.3	—	—

Adjusted Production Costs	73.0	100.2	53.3	64.9	19.7	35.3	343.2	312.1	242.4	219.2	100.8	92.9
Corporate general administrative and other costs	9.0	6.3	—	—	—	0.2	44.6	30.1	—	0.1	—	1.1
Accretion expense	0.5	0.4	0.4	0.3	0.1	0.1	1.9	1.9	1.4	1.3	0.5	0.6
Capitalized stripping	28.2	26.3	28.2	26.3	—	—	76.5	103.9	76.5	103.9	—	—
Capital expenditures (sustaining)	16.7	22.2	7.8	11.8	8.9	10.1	74.2	86.8	38.6	43.7	35.6	42.2
Lease principal payments	8.4	—	—	—	8.4	—	12.4	—	—	—	12.4	—

All-in Sustaining Costs on a by-product basis	135.8	155.4	89.7	103.3	37.1	45.7	552.8	534.8	358.9	368.2	149.3	136.8
Revenue-based taxes	28.3	34.7	28.3	34.7	—	—	116.4	93.0	116.4	93.0	—	—
Income and mining taxes	0.5	1.2	—	—	0.5	1.2	3.6	2.7	—	—	3.6	2.7

All-in Sustaining Costs on a by-product basis (including taxes)	164.6	191.3	118.0	138.0	37.6	46.9	672.8	630.5	475.3	461.2	152.9	139.5

Ounces sold (000’s)	169.9	269.8	136.6	203.4	33.3	66.4	780.6	709.3	600.2	530.4	180.4	178.9
Gold - All-in Sustaining Costs on a by-product basis ($ /oz sold)	799	576	657	508	1,114	689	708	754	598	694	828	764
Gold - All-in Sustaining Costs on a by-product basis (including taxes) - $ /oz sold	969	709	864	679	1,129	707	862	889	792	869	848	779
Gold - All-in Sustaining Costs on a co-product basis - before taxes ($ /oz sold)	829	573	657	508	1,269	676	737	750	598	694	950	751
Copper - All-in Sustaining Costs on a co-product basis - before taxes ($ /pound sold)	2.28	1.53	n/a	n/a	2.28	1.53	1.85	1.77	n/a	n/a	1.85	1.77

(1)	Results may not add due to rounding

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Adjusted net earnings can be reconciled as follows:

Adjusted net earnings is intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2019	2018	2019	2018
Net (loss) earnings	$(12.2)	$49.0	$(93.5)	$107.5
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement	—	—	10.0	—
Asset Impairment—Mount Milligan	—	—	230.5	—
ARO revaluation at sites on Care and Maintenance	34.5	41.8	34.5	40.4
Asset Impairment—Mongolia (net of tax)	—	—	—	8.4
Gain on sale of royalty portfolio	—	—	—	(28.0)
Gain on sale of ATO	—	—	—	(9.4)
Tax adjustment	—	—	—	(5.2)
AuRico Metals Inc. acquisition and integration expenses	—	—	—	4.4

Adjusted net earnings	$22.3	$90.8	$181.5	$118.1

Net (loss) earnings per share - basic	$(0.04)	$0.17	$(0.32)	$0.37
Net (loss) earnings per share - diluted	$(0.04)	$0.17	$(0.32)	$0.36
Adjusted net earnings per share - basic	$0.08	$0.31	$0.62	$0.40
Adjusted net earnings per share - diluted	$0.08	$0.31	$0.62	$0.40

Adjusted operating cash flow can be reconciled as follows:

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2019	2018	2019	2018
Cash provided by operations	$92.5	$151.6	$334.1	$217.5
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement	—	—	62.6	—
AuRico Metals Inc. acquisition and integration expenses	—	—	—	4.4

Adjusted cash provided by operations	$92.5	$151.6	$396.7	$221.9

Free cash flow is calculated as follows:

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2019	2018	2019	2018
Cash provided by operations (1)	$92.5	$151.6	$334.1	$217.5
Adjust for:
Additions to property, plant and equipment (1)	(92.9)	(86.1)	(299.4)	(285.9)
Free cash flow (deficit)	$(0.4)	$65.5	$34.7	$(68.4)

Adjust for:

Kyrgyz Republic settlement	—	—	62.6	—
AuRico Metals Inc. acquisition and integration expenses	—	—	—	4.4

Adjusted Free cash flow (deficit)	$(0.4)	$65.5	$97.3	$(64.0)

(1)	As presented in the Company’s Consolidated Statement of Cash Flows

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Average realized sales price for gold

The average realized gold price per ounce sold is calculated by dividing gold sales revenue, gross together with the final pricing adjustments and mark-to-market adjustments by the ounces sold, as shown in the table below:

Average realized sales price for gold	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
Gold sales reconciliation ($ millions)
Gold sales - Kumtor	200.5	246.9	827.5	660.1
Gold sales - Mt. Milligan
Gold sales related to cash portion of Royal Gold stream	5.1	9.9	27.4	27.0
Mark-to-market adjustments on sales to Royal Gold	0.7	(3.7)	1.7	(2.0)
Final adjustments on sales to Royal Gold	(0.9)	(1.0)	(4.0)	0.7

Total gold sales under Royal Gold stream	4.9	5.2	25.1	25.7
Gold sales to third party customers	32.8	53.0	164.3	145.5
Mark-to-market adjustments	2.7	5.4	(2.7)	3.1
Final pricing adjustments	(1.6)	1.2	8.6	(0.3)
Final metal adjustments	(0.7)	1.0	(0.2)	0.4

Total gold sales to third party customers	33.2	60.6	170.0	148.7
Gold sales, net of adjustments	38.1	65.8	195.1	174.4
Refining and treatment costs	(0.2)	(0.3)	(0.9)	(0.9)

Total gold sales	37.9	65.5	194.2	173.5

Total gold revenue - Consolidated	238.4	312.4	1,021.7	833.6

Ounces of gold sold
Gold ounces sold - Kumtor	136,568	203,388	600,231	530,448
Ounces sold to Royal Gold - Mt. Milligan	11,577	22,970	62,800	62,261
Ounces sold to third party customers - Mt. Milligan	21,747	43,396	117,623	116,621

Total ounces sold - Consolidated	169,892	269,754	780,654	709,330

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,468	1,214	1,379	1,244
Average realized gold price - Royal Gold	435	435	435	435
Average realized gold price - Mark-to-market adjustments	43	(164)	27	(30)
Average realized gold price - Final pricing adjustments	(80)	(45)	(64)	11

Average realized gold price - Mt. Milligan - Royal Gold	398	227	398	416
Average realized gold price - Third party	1,510	1,220	1,397	1,248
Average realized gold price - Mark-to-market adjustments	126	123	(23)	27
Average realized gold price - Final pricing adjustments	(71)	28	73	(3)
Average realized gold price - Final metal adjustments	(30)	22	(2)	3

Average realized gold price - Mt. Milligan - Third party	1,535	1,393	1,445	1,275
Average realized gold price - Mt. Milligan - Combined	1,137	987	1,077	971

Average realized sales price for gold - Consolidated	1,403	1,158	1,309	1,175

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Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, gross together with the final pricing adjustments and mark-to-market adjustments per pound, as shown in the table below:

Average realized sales price for Copper - Mount Milligan	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	1.0	1.1	5.2	3.7
Mark-to-market adjustments on Royal Gold stream	(0.6)	(0.6)	(0.9)	0.7
Final adjustments on sales to Royal Gold	(0.2)	0.4	(0.1)	0.5

Total copper sales under Royal Gold stream	0.2	0.9	4.2	4.9
Copper sales to third party customers	30.0	31.1	147.0	106.9
Mark-to-market adjustments	5.4	(4.1)	8.1	(4.3)
Final pricing adjustments	1.1	0.3	0.6	(4.5)
Final metal adjustments	(1.0)	(0.6)	(2.0)	(1.3)

Total copper sales to third party customers	35.5	26.7	153.7	96.8

Copper sales, net of adjustments	35.7	27.6	157.9	101.7
Refining and treatment costs	(3.8)	(3.7)	(17.1)	(12.2)

Copper sales	31.9	23.9	140.8	89.5

Pounds of copper sold (000’s lbs)
Pounds sold to Royal Gold	2,684	2,626	12,682	8,311
Pounds sold to third party customers	11,617	10,965	54,748	36,059

Total pounds sold	14,301	13,591	67,430	44,370

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.38	0.42	0.41	0.44
Mark-to-market adjustments on Royal Gold stream	(0.21)	(0.21)	(0.07)	0.09
Final pricing adjustments on Royal Gold stream	(0.07)	0.14	(0.01)	0.06

Average realized copper price - Royal Gold	0.07	0.35	0.33	0.59

Average realized copper price - Third party	2.58	2.83	2.68	2.96
Average realized copper price - Mark-to-market adjustments	0.45	(0.38)	0.15	(0.12)
Average realized copper price - Final pricing adjustments	0.10	0.03	0.01	(0.12)
Average realized copper price - Metal pricing adjustments	(0.09)	(0.04)	(0.04)	(0.04)

Average realized copper price - Third party	3.04	2.44	2.80	2.68

Average realized copper price - Combined	2.23	1.76	2.09	2.02

Qualified Person & QA/QC – Production Information

The 2019 production information and related scientific and technical information, and the 2020 production forecast and related scientific and technical information determined as at December 31, 2019, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIMMP”) and NI 43-101 and were prepared, reviewed, verified and compiled by Centerra’s geological and mining staff. Gordon Reid, Professional Engineer, consultant and former Chief Operating Officer of Centerra, is the qualified person for the purpose of NI 43-101 for such information.

Qualified Person & QA/QC – Mineral Reserves and Mineral Resources

John Fitzgerald, P.Eng., Centerra Gold’s Vice President, Projects and Technical Services, has reviewed and approved the technical information related to mineral reserves and resources estimates contained in this document. John Fitzgerald is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI-43-101”).

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Mineral Reserves and Mineral Resources

On March 26, 2020, the Company released the results of the updated mineral reserve and mineral resource estimates for the Kumtor Mine, the Mount Milligan Mine, the Öksüt Project, the Kemess Property and the Greenstone Gold Property, all as of December 31, 2019. For additional details, please see the news release “Centerra Gold 2019 Year-End Statement of Mineral Reserves and Resources, Mount Milligan Technical Report and Fourth Quarter Exploration Update” filed on SEDAR and posted on the Company’s website on March 26, 2020.

Mount Milligan’s mineral reserves and mineral resources are presented on a 100% basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby Royal Gold is entitled to 35% and 18.75% of gold and copper sales respectively. Under the Mount Milligan Streaming Arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

The Company notes that Premier Gold Mines Limited, our 50% joint venture partner in the Greenstone Partnership, has issued a news release in October 2019 announcing a mineral resource estimate for the Hardrock property which was completed by G-Mining Services Inc. Centerra’s technical staff has reviewed the mineral resource estimate for the Hardrock project prepared by G-Mining on behalf of Greenstone published by Premier and raised significant concerns regarding its use of certain technical parameters, as well as the related cost assumptions. Those parameters and assumptions have since become the subject of a legal proceeding involving Centerra and Premier. Accordingly, an independent third-party expert was retained by Centerra to review the parameters of the resource estimate and a more comprehensive review of the cost assumptions has been undertaken. That work is ongoing. Until such work is complete, Centerra is not in a position to endorse or accept the work product published by Premier and will instead rely on the 2016 Hardrock Technical Report.

Gold reserves and resources

Gold (000s attributable ozs contained) (1)(4)	2019	2018
Total proven and probable mineral reserves	11,086	14,223
Total measured and indicated mineral resources (2)	13,347	11,338
Total inferred mineral resources(2)(3)	6,722	6,191

(1)

Centerra’s equity interests are as follows: Mount Milligan 100%, Kumtor 100%, Öksüt 100%, Kemess Underground and Kemess East 100% and Greenstone Gold properties (Hardrock, Brookbank, Key Lake, Kailey) 50%. The mineral reserves and mineral resources above reflect Centerra’s equity interests in the applicable properties.

(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)

Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

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Copper reserves and resources

Copper (million pounds contained) (1)(4)	2019	2018
Total proven and probable mineral reserves	1,589	2,465
Total measured and indicated mineral resources (2)	5,327	5,836
Total inferred mineral resources(2)(3)	502	607

(1)	Centerra’s equity interests are as follows: Mount Milligan 100%, Kemess Underground 100%, Kemess East 100% and Berg 100%.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)

Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

Molybdenum reserves and resources

Molybdenum (million pounds contained) (1)(3)(4)	2019	2018
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources(2)	636	636
Total inferred mineral resources(3)	50	50

(1)	Centerra’s equity interests are Berg 100%, Thompson Creek 100%, and Endako 75%.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)	Molybdenum mineral resources at Berg, Thompson Creek and Endako were estimated using a molybdenum price of $14.00 per pound. The exchange rate used at Berg and Endako was 1USD:1.25CAD.

Material assumptions used to determine mineral reserves and mineral resources are as follows:

	2019	2018
Gold price
Gold mineral reserves ($/oz)	$1,250	$1,250
Gold mineral resources ($/oz) (1)	$1,500	$1,450
Copper price
Copper mineral reserves ($/lb)	$3.00	$3.00
Copper mineral resources ($/lb)	$3.50	$3.50
Foreign exchange rates
1 USD : Cdn$ (2)	1.25	1.25
1 USD : Kyrgyz som	65	65
1 USD : Turkish Lira	5.50	3.50

(1)	Mineral resources at the Hardrock Project were estimated at C$1,625, while resource estimation at Brookbank and Kailey properties used $1,455 and mineral resources at the Kemess Project used $1,450.
(2)	Cdn$ exchange rate used for the Hardrock Project was 1USD:1.30CAD and at Brookbank and Kailey properties a rate of 1USD:1.18CAD was used.

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